EXHIBIT 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada
L4G 7K1

Tel: 905-726-2462
Fax: 905-726-7164
www.magna.com

MAGNA ANNOUNCES FOURTH QUARTER AND 2010 RESULTS

     AURORA, ON, Feb. 23, 2011 - Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2010.

     <<
     -------------------------------------------------------------------------
                                     THREE MONTHS ENDED       YEAR ENDED
                                        DECEMBER 31,          DECEMBER 31,
                                   --------------------- ---------------------
                                        2010       2009       2010       2009
                                   ----------  ---------  ---------  ---------

     Sales                           $ 6,598    $ 5,419   $ 24,102   $ 17,367

     Operating income (loss)         $   222    $  (125)  $  1,197   $   (511)

     Net income (loss)               $   216    $  (139)  $    973   $   (493)

     Diluted earnings (loss) per
      share                          $  0.88    $ (0.62)  $   4.18   $  (2.21)
     -------------------------------------------------------------------------
     All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
     -------------------------------------------------------------------------

     THREE MONTHS ENDED DECEMBER 31, 2010
     ------------------------------------
     >>

     We posted sales of $6.6 billion for the fourth quarter ended December 31, 2010, an increase of 22% from the fourth quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.
     During the fourth quarter of 2010, North American and European average dollar content per vehicle increased by 17% and 6%, respectively, each compared to the fourth quarter of 2009. In addition, North American and European vehicle production both increased 7%, compared to the fourth quarter of 2009.
     Complete vehicle assembly sales increased 19% to $608 million for the fourth quarter of 2010 compared to $512 million for the fourth quarter of 2009, while complete vehicle assembly volumes increased 59% to approximately 25,000 units.
     During the fourth quarter of 2010, operating income was $222 million, net income was $216 million and diluted earnings per share were $0.88, increases of $347 million, $355 million and $1.50, respectively, each compared to the fourth quarter of 2009.
     During the fourth quarter ended December 31, 2010, we generated cash from operations of $415 million before changes in non-cash operating assets and liabilities, and generated $499 million from non-cash operating assets and liabilities. Total investment activities for the fourth quarter of 2010 were $445 million, including $305 million in fixed asset additions, $98 million to purchase subsidiaries, and $42 million in investments and other assets.

     <<
     YEAR ENDED DECEMBER 31, 2010
     ---------------------------
     >>

     We posted sales of $24.1 billion for the year ended December 31, 2010, an increase of 39% from the year ended December 31, 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.
     During the year ended December 31, 2010, vehicle production increased 39% to 12.0 million units in North America and 12% to 13.3 million units in Europe, each compared to 2009.
     Also during 2010, our North American and European average dollar content per vehicle increased 13% and 8% respectively, each compared to 2009.
     Complete vehicle assembly sales increased 23% to $2.2 billion for the year ended December 31, 2010 compared to $1.8 billion for the year ended December 31, 2009, while complete vehicle assembly volumes increased 52% to approximately 86,000 units.
     During the year ended December 31, 2010, operating income was $1.2 billion, net income was $973 million and diluted earnings per share were $4.18, increases of $1.7 billion, $1.5 billion and $6.39, respectively, each compared to 2009.
     During the year ended December 31, 2010, we generated cash from operations before changes in non-cash operating assets and liabilities of $1.7 billion, and generated $177 million from non-cash operating assets and liabilities. Total investment activities for 2010 were $1.0 billion, including $784 million in fixed asset additions, $141 million in investments and other assets and $106 million to purchase subsidiaries.
     Don Walker, Magna's Chief Executive Officer commented: "In 2010, Magna benefitted from a strong recovery in vehicle production, both in our primary markets of North America and Western Europe as well as globally. We are positioned to capitalize on continued growth in global vehicle production in 2011 and beyond, as we further expand our manufacturing footprint in a number of growing regions of the world."
     A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2010 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

     <<
     INCREASED QUARTERLY CASH DIVIDEND
     ---------------------------------
     >>

     Our Board of Directors also declared a quarterly dividend with respect to our outstanding Common Shares for the quarter ended December 31, 2010. In light of Magna's performance, the Board decided to increase the dividend by 39% to U.S. $0.25 per share. This dividend is payable on March 23, 2011 to shareholders of record on March 11, 2011.
     "Our strong earnings and cash flow generation over the past year has enabled our Board to increase our dividend for the third time since we re-established our quarterly dividend last May", stated Vince Galifi, Magna's Executive Vice President and Chief Financial Officer.

     <<
     2011 OUTLOOK
     ------------
     >>

     For the full year 2011, we expect consolidated total sales to be between $25.6 billion and $27.1 billion, and expect consolidated production sales to be between $21.7 billion and $22.7 billion, based on full year 2011 light vehicle production volumes of approximately 12.9 million units in North America and approximately 13.3 million units in Western Europe. We expect full year 2011 production sales to be between $12.7 billion and $13.2 billion in North America, between $7.8 billion and $8.1 billion in Europe and between $1.2 billion and $1.4 billion in Rest of World. We expect full year 2011 complete vehicle assembly sales to be between $2.4 billion and $2.7 billion. We expect our 2011 effective income tax rate to be approximately 20%.
     In addition, we expect that our full year 2011 spending for fixed assets will be between $1.0 billion and $1.1 billion. This amount reflects continuing investment to support new and replacement business in our traditional markets as well as investment to expand in a number of high-growth markets. Finally, we expect our full year 2011 consolidated operating margin percentage, excluding unusual items, to be approximately 5%.
     In this 2011 outlook, in addition to 2011 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

     <<
     ABOUT MAGNA
     -----------
     >>

     We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.
     We have over 96,000 employees in 256 manufacturing operations and 82 product development, engineering and sales centres in 26 countries.

     <<
     -------------------------------------------------------------------------
     We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter results on Wednesday, February 23, 2011 at 6:00 p.m. EST. The conference call will be chaired by Donald J. Walker, Chief Executive Officer. The number to use for this call is 1-800-913-1647. The number for overseas callers is 1-212-231-2902. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Wednesday afternoon prior to the call.

     For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

     For teleconferencing questions, please contact Karin Kaminski at 905-726-7103.
     -------------------------------------------------------------------------

     FORWARD-LOOKING STATEMENTS
     --------------------------
     >>

     The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna's expected consolidated sales, based on expected light vehicle production in North America and Europe; Magna's expected production sales in the North America, Europe and Rest of World segments; complete vehicle assembly sales; effective income tax rate; fixed asset expenditures; expansion in high-growth markets; and consolidated operating margin. The forward-looking information in this Press Release is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; a significant decline in production volumes from current levels; the inability of suppliers to timely accommodate significant, rapid increases in production volumes; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; our ability to secure sufficient amounts of capital to meet our liquidity requirements on favourable terms; disruptions in the capital and credit markets; the deteriorating economic condition of several European governments and the potential adverse effect on the global economy; fluctuations in relative currency values; exposure to escalating commodities prices; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks associated with our pursuit of opportunities in complementary "non-automotive" businesses; risks associated with our partnership, Magna E-Car Systems, with the Stronach group to continue to pursue opportunities in the vehicle electrification business; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings, including, without limitation, factors set out in our Management Information Circular/Proxy Statement, dated May 31, 2010 under the heading "Risks Relating to the Vehicle Electrification Joint Venture" and "Risks to Magna of the E-Car Business". In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

     <<
     -------------------------------------------------------------------------
     For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov
     -------------------------------------------------------------------------


     MAGNA INTERNATIONAL INC.
     Management's Discussion and Analysis of Results of Operations and Financial Position
     -------------------------------------------------------------------------
     >>

     All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
     This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2010 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2009 included in our 2009 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and year ended December 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with Canadian GAAP.
     This MD&A has been prepared as at February 23, 2011.

     <<
     OVERVIEW
     -------------------------------------------------------------------------
     >>

     We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2010, we had 256 manufacturing operations and 82 product development, engineering and sales centres in 26 countries.

     <<
     HIGHLIGHTS
     -------------------------------------------------------------------------
     >>

     Operations

     2010 was a year of significant change for both the automotive industry and Magna. North American light vehicle production increased 39% in 2010, compared to the historically low level of production experienced in 2009. The key reason for this increase in North American light vehicle production was the improvement in North American auto sales.
     In Western Europe, light vehicle production increased 12% in 2010, compared to 2009. The increased production in 2010 reflected relatively strong vehicle sales in certain European countries, as well as increased exports of European-built vehicles into other markets during 2010, particularly China.
     Our 2010 total sales increased 39% over 2009, with North American, European and Rest of World production sales, as well as complete vehicle assembly sales, and tooling and other sales all posting increases over 2009. Rest of World production sales exceeded the $1 billion mark for the first time, increasing 53% in 2010 to $1.031 billion, compared to $676 million in 2009. Operating income for 2010 increased $1.7 billion to $1.2 billion, compared to an operating loss of $511 million for 2009. Diluted earnings per share for 2010 increased $6.39 to $4.18, compared to a diluted loss per share of $2.21 for 2009. Cash flow from operations for 2010 increased $1.3 billion to $1.87 billion, compared to $527 million for 2009.

     Our 2010 financial results reflect, among other things:

     <<
     - the improved level of light vehicle production in North America and Western Europe;
     - the benefits of our efforts over the last few years to restructure, right-size and otherwise reduce costs across the organization; and
     - the benefit of our efforts to improve underperforming operations around the world.
     >>

     Plan of Arrangement

     On August 31, 2010, following approval by our Class A Subordinate Voting and Class B Shareholders, we completed a court-approved plan of arrangement (the "Arrangement") in which our dual-class share structure was collapsed. In addition, the transaction: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with our Chairman, Frank Stronach, and his affiliated entities; and (ii) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

     <<
     (a) Capital Transaction

         We purchased for cancellation all 1,453,658 outstanding Class B Shares (restated to reflect the stock split discussed below), which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares (restated to reflect the stock split discussed below). The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010.

         In addition, Magna's Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

     (b) Vehicle Electrification Partnership

         The partnership, Magna E-Car Systems ("E-Car"), involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid and electric vehicles and all ancillary activities in connection with electric vehicle technologies. Our original investment in the partnership included the assets of our recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% equity interest in the partnership, reducing our equity interest to 73%. The partnership is controlled by the Stronach group.
     >>

     Stock Split

     On November 24, 2010, we completed a two-for-one stock split, which was implemented by way of a stock dividend. In connection with the stock split, all equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.
     Accordingly, all of our issued and outstanding Common Shares and our former Class A Subordinate Voting and Class B shares, including the shares issued in connection with the Arrangement, as well as incentive stock options, and stock appreciation rights ("SARs") have been restated for all periods presented to reflect the stock split. In addition, earnings (loss) per Common Share or Class B Share, cash dividends paid per Common Share or Class B Share, weighted average exercise price for stock options and the weighted average fair value of options granted or modified have been restated for all periods presented to reflect the stock split.

     Dividends

     Due to continuing strong operating and cash flow performance, on February 23, 2011 our Board declared a dividend of U.S. $0.25 per share in respect of the fourth quarter of 2010, representing an increase of 39% over the third quarter of 2010 dividend and the third consecutive dividend increase since the reintroduction of the dividend in the first quarter of 2010.

     Normal Course Issuer Bid

     On November 4, 2010, our Board of Directors approved a normal course issuer bid to purchase up to 8.0 million of our issued and outstanding Common Shares (adjusted to reflect the stock split), representing approximately 3.3% of our outstanding Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation to offset potential dilution resulting from the exercise of stock options and/or to fund our restricted stock unit program and our obligations to our deferred profit sharing plans. The normal course issuer bid will terminate in November 2011.

     Governance

     Since the elimination of our dual-class share structure effective August 31, 2010, we have implemented a number of significant corporate governance initiatives, including the:

     <<
     -   adoption of a majority voting policy;
     - reconstitution of the Nominating Committee of our Board of Directors as a fully independent Committee; and
     - initiation of a search for additional independent directors with the assistance of an internationally recognized firm.
     >>

     Acquisitions

     Consistent with our strategy to expand in new regions, in December 2010, we acquired seating companies in Brazil and Argentina. Combined 2010 sales in the two seating companies amounted to $260 million. Also during December 2010, we acquired Erhard & Soehne GmbH, a manufacturer of fuel tanks.

     Going Forward

     Following a strong rebound in 2010, we expect global light vehicle production to grow further in 2011, provided that overall economic conditions continue to improve. In North America, light vehicle production should experience strong growth in 2011, although production remains well off peak levels. In Western Europe, we expect light vehicle production to be approximately level with 2010.
     Our strategy includes continued:

     <<
     -   continued expansion in high growth and developing markets;
     - increased investment in innovation to remain at the forefront of the automotive industry;
     - further diversification of sales by customer, by region and by vehicle segment; and
     -   continued support of our existing customers globally.
     >>

     We expect this strategy to be implemented both through organic growth as well as targeted acquisitions.

     <<
     FINANCIAL RESULTS SUMMARY
     -------------------------------------------------------------------------
     >>

     During 2010, we posted sales of $24.1 billion, an increase of 39% from 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales. Comparing 2010 to 2009:

     <<
     - North American vehicle production increased by 39% and average dollar content per vehicle increased 13%;
     - European vehicle production increased 12% and average dollar content per vehicle increased 8%;
     - Complete vehicle assembly sales increased 23% to $2.2 billion, as complete vehicle assembly volumes increased 52%;
     - Rest of World production sales increased 53% to $1.0 billion from $0.7 billion; and
     - Tooling, engineering and other sales increased 26% to $2.0 billion from $1.6 billion.
     >>

     During 2010, we earned operating income of $1.2 billion compared to an operating loss of $0.5 billion for 2009. Excluding the unusual items recorded in 2010 and 2009, as discussed in the "Unusual Items" section, the $1.6 billion increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, operating income was positively impacted by:

     <<
     - lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;
     - a $32 million recovery, during 2010, of receivables that were fully provided for in 2009;
     -   favourable settlement of certain commercial items;
     - the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009;
     -   higher equity income;
     - due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009;
     - the $20 million benefit related to the recovery of previously expensed engineering and design costs;
     -   higher interest income;
     - incremental margin earned on acquisitions completed during or subsequent to 2009, including Cadence Innovation s.r.o. ("Cadence");
     - lower costs incurred related to launches at our Complete Vehicle Assembly operations; and
     -   productivity and efficiency improvements at certain facilities.
     >>

     These factors were partially offset by:

     <<
     -   higher incentive compensation;
     -   higher costs related to launches at our components business;
     - operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;
     -   employee profit sharing, as no profit sharing was recorded in 2009;
     -   increased commodity costs;
     - a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;
     -   increased stock-based compensation;
     - a $9 million favourable revaluation of our investment in asset-backed commercial paper ("ABCP") in 2009; and
     -   net customer price concessions subsequent to 2009.
     >>

     During 2010, net income increased $1.5 billion to $1.0 billion compared to net loss of $0.5 billion for 2009. Excluding the unusual items recorded in 2010 and 2009, as discussed in the "Unusual Items" section, net income for 2010 increased $1.3 billion. The increase in net income was a result of the increase in operating income and minority interest recovery, partially offset by higher income taxes.
     During 2010, our diluted earnings per share increased by $6.39 to $4.18 compared to loss per share of $2.21 for 2009. Excluding the unusual items recorded in 2010 and 2009, as discussed in the "Unusual Items" section, diluted earnings per share for 2010 increased by $5.66. The increase in diluted earnings per share is as a result of the increase in net income partially offset by an increase in the weighted average number of diluted shares outstanding during 2010. The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during 2010 related primarily to the Arrangement and an increase in the number of diluted shares associated with stock options and restricted stock partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bid.

     <<
     UNUSUAL ITEMS
     -------------------------------------------------------------------------
     >>

     During the three months and year ended December 31, 2010 and 2009, we recorded certain unusual items as follows:

     <<
                                    2010                       2009
                       ---------------------------- --------------------------
                                           Diluted                    Diluted
                                          Earnings   Operat-         Earnings
                       Operating      Net      per       ing     Net      per
                          Income   Income    Share    Income  Income    Share
     -------------------------------------------------------------------------
     Fourth Quarter
       Impairment
      charges(1)         $   (23) $   (21) $ (0.09) $  (108) $  (106) $ (0.47)
       Restructuring
        charges(1)            (8)      (6)   (0.02)     (20)     (20)   (0.09)
       Sale of facility(2)     -        -        -       (8)      (8)   (0.04)
     -------------------------------------------------------------------------
     Total fourth
      quarter unusual
      items                  (31)     (27)   (0.11)    (136)    (134)   (0.60)
     -------------------------------------------------------------------------
     Second Quarter
       Impairment
        charges(1)             -        -        -      (75)     (75)   (0.34)
       Restructuring
        charges(1)           (24)     (21)   (0.09)      (6)      (6)   (0.03)
       Curtailment gain(3)     -        -        -       26       20     0.09
     -------------------------------------------------------------------------
     Total second
      quarter unusual
      items                  (24)     (21)   (0.09)     (55)     (61)   (0.28)
     -------------------------------------------------------------------------
     First Quarter
       Sale of facility(2)    14       14     0.06        -        -        -
     -------------------------------------------------------------------------
       Total first quarter
        unusual items         14       14     0.06        -        -        -
     -------------------------------------------------------------------------
       Total year to date
      unusual items      $   (41) $   (34) $ (0.15) $  (191) $  (195) $ (0.88)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Restructuring and Impairment Charges

         During 2010 and 2009, we recorded long-lived asset and goodwill impairment charges as follows:

                                             2010                  2009
                                  ---------------------- ---------------------
                                   Operating        Net  Operating        Net
                                      Income     Income     Income     Income
         ---------------------------------------------------------------------
         Fourth Quarter
           North America            $      7   $      5   $     38   $     36
           Europe                         16         16         70         70
         ---------------------------------------------------------------------
         Total fourth quarter
          impairment charges              23         21        108        106
         ---------------------------------------------------------------------

         Second Quarter
           North America                   -          -         75         75
         ---------------------------------------------------------------------
         Total second quarter
          impairment charges               -          -         75         75
         ---------------------------------------------------------------------

         Total full year
          impairment charges        $     23   $     21   $    183   $    181
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------


         (a) For the year ended December 31, 2010

            (i)   Long-lived Assets

                  In conjunction with our annual business planning cycle, during the fourth quarter of 2010, we completed our annual goodwill impairment and long-lived asset analysis and recorded long-lived asset impairment charges of $23 million.

                  In North America, we recorded charges of $7 million related to fixed assets at a die casting facility in Canada and in Germany, we recorded long-lived asset impairment charges of $16 million related to an interiors systems facility.

            (ii)  Restructuring Costs

                  During 2010, we recorded restructuring and rationalization costs of $29 million in cost of goods sold and $3 million in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

         (b) For the year ended December 31, 2009

            (i)   Goodwill

                  In conjunction with our annual business planning cycle, during the fourth quarter of 2009 we determined that our Car Top Systems ("CTS") North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period. Based on the reporting unit's discounted forecast cashflows, we recorded a $25 million goodwill impairment charge.

                  In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

                  The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

            (ii)  Long-lived Assets

                  During the fourth quarter of 2009 we recorded long-lived asset impairment charges of $83 million.

                  In North America, we recorded charges of $13 million related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

                  In Europe, we recorded long-lived asset impairment charges of $70 million related to our CTS and exterior systems operations in Germany.

                  At our CTS operations, long-lived asset impairment charges of $59 million were recorded related to fixed and intangible assets. The impairment charge was calculated based on CTS' discounted forecast cashflows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period.

                  At our interiors and exteriors operations, we recorded an $11 million asset impairment charge related to specific under-utilized assets in Germany.

            (iii) Restructuring Costs

                  During 2009, we recorded restructuring and rationalization costs of $23 million in cost of goods sold and $3 million in selling, general and administrative expense. During the second quarter, we recorded restructuring costs of $6 million related to the planned closure of a powertrain systems facility in Syracuse, New York and during the fourth quarter we recorded severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany. Substantially all of the $26 million will be paid subsequent to 2009.

                  In addition, during 2009, we incurred costs related to downsizing various operations in our traditional markets.

     (2) Sale of Facilities

         During 2010, we sold our interest in an electronics systems joint venture in China and realized a $14 million gain.

         During 2009, we entered into an agreement to sell an engineering centre in Europe and, as a result, incurred a loss on disposition of the facility of $8 million.

     (3) Curtailment gain

         During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.


     INDUSTRY TRENDS AND RISKS
     -------------------------------------------------------------------------
     >>

     A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

     <<
     -   the exertion of pricing pressure by OEMs;
     - government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;
     - governmental regulation of fuel economy and emissions, vehicle recyclability and vehicle safety;
     - the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets;
     - the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets;
     -   the consolidation of vehicle platforms; and
     - the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives.
     >>

     The following are some of the more significant risks that could affect our ability to achieve our desired results:

     <<
     - The global automotive industry is cyclical and is sensitive to changes in economic and political conditions, including interest rates, energy prices and international conflicts. While the global automotive industry appears to be recovering from the severe economic downturn which began in the second half of 2008, the strength and speed of the recovery, as well as its consistency across geographic markets remains uncertain. This uncertainty creates planning risks for us. Additionally, as a result of restructuring actions taken by OEMs and suppliers during the recent downturn, automotive production levels are more closely aligned with actual automotive sales levels and, accordingly, may be more sensitive to overall economic conditions than in the years prior to 2008. A significant decline in production volumes from current levels could have a material adverse effect on our profitability. As a result of the restructuring actions taken by suppliers during the recent economic downturn, there is a risk that some suppliers may not have adequate capacity to timely accommodate increases in demand for their parts which result from a significant, rapid increase in production volumes. Such a failure by a supplier could lead to occasional components shortages or production disruptions, which could have an adverse effect on our operations and profitability.

     - The short-term viability of several of our OEM customers appears to have improved as a result of restructuring actions in the past few years, as well as direct government financial intervention in the automotive industry in 2008 and 2009. However, there can be no assurance that these restructuring actions will be successful in ensuring their long-term viability, nor can there be any assurance that government financial assistance will be made available at levels necessary to prevent OEM failures in the future. The bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition.

     - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. While the automotive supply base appears to have stabilized following the economic downturn which commenced in the second half of 2008, the financial health of automotive suppliers was impacted by economic conditions, production volume cuts, intense pricing pressures and other factors. The insolvency or bankruptcy of a supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers' production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source or in-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

     - The automotive parts supply industry is highly competitive. As a result of our diversified automotive business, we face a number of competitors possessing varying degrees of financial and operational strength in each of our product and service capabilities. Some of our competitors have a substantially greater market share than we have in certain product areas and are dominant in some of the markets in which we do business. In addition, restructuring actions taken by some of our competitors have provided them with improved financial and operational flexibility and could increase their competitive threat to our business. Failure to successfully compete with our existing competitors or with any new competitors could have an adverse effect on our operations and profitability.

     - We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs' perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. As a result of lower cost structures due to recent restructuring actions, some OEMs may in-source production which had previously been outsourced. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the OEMs' own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

     - We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. We may be placed at a competitive disadvantage if other technologies in which our investment is not as great, or our expertise is not as developed, emerge as the industry-leading technologies. This could have a material adverse effect on our profitability and financial condition.

     - As part of our strategy of continuously seeking to optimize our global manufacturing footprint, we may further rationalize some of our production facilities. In the course of such rationalization, we may incur further restructuring, downsizing and/or other significant non-recurring costs related to plant closings, relocations and employee severance costs. Restructuring costs may be greater in certain jurisdictions than others as a result of the size and scope of the restructuring, differences in laws, and other factors. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions; however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

     - We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of improvement plans on current operations; in-sourcing and other new business opportunities; program price and cost assumptions on current and future business; the timing of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

     - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, particularly to increase our business with Asian-based OEMs, there is no assurance we will be successful. Our inability to successfully grow our sales to non-traditional customers could have a material adverse effect on our profitability.

     - While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production or assembly contract could have a material adverse effect on our profitability.

     - Many of our customers have sought, and will likely continue to seek to take advantage of lower operating costs and/or other advantages in China, India, Brazil, Russia and other developing markets. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in these markets, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; and other risks associated with conducting business internationally. The inability to quickly adjust our manufacturing footprint to take advantage of manufacturing opportunities in these markets could harm our ability to compete with other suppliers operating in or from such markets, which could have an adverse effect on our profitability.

     - Prices for certain key raw materials and commodities used in our parts, particularly resin and other oil-based items, have been escalating and may continue to do so. To the extent we are unable to mitigate commodities price increases through hedging strategies, by engineering products with reduced commodity content, by passing commodity price increases to our customers or otherwise, such additional commodity costs could have a material adverse effect on our profitability.

     - We currently have a global credit facility with a syndicate of lenders that is set to mature in July 2012. While we intend to seek a renewal of the credit facility prior to its maturity, the terms of any renewal are subject to a number of factors, including prevailing economic, financial and industry conditions. There is no guarantee that we will be successful in negotiating terms, including cost of borrowing and restrictive covenants, which are as favourable as those in our current credit facility. In addition, there can be no assurance that the aggregate borrowing limit under any renewed credit facility will be sufficient to meet our liquidity requirements and, as a result, we may be required to seek more other sources of capital, which may be more costly, which could have an adverse effect on our financial condition.

     - The failure of any major financial institutions in the future could lead to significant disruptions in capital and credit markets and could adversely affect our and our customers' ability to access needed liquidity for working capital. In addition, in the event of a failure of a financial institution - in which we invest our cash reserves; that is a counterparty in a derivatives transaction (primarily currency and commodities hedges) with us; or that is a lender to us - we face the risk that that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable, or the amount of credit available to us may be significantly reduced. All of these risks could have an adverseeffect on our financial condition.

     - Europe is currently in the midst of a "sovereign debt" crisis as a result of widespread concern about the ability of several European governments to repay its outstanding indebtedness. The crisis has necessitated comprehensive financial rescue packages in an attempt to avert more serious financial turmoil. Despite the financial rescue efforts to date, additional actions may be required in the short-term and considerable uncertainty remains with respect to the economic condition of several European countries. A deepening of the sovereign debt crisis in Europe or a spread of the crisis beyond Europe could undermine credit markets, equity and bond markets, and consumer confidence, which in turn could have negative consequences for the global economy. In such circumstances, many of the risks faced by the automotive industry and our business could intensify, which could have a material adverse effect on our operations, financial condition and profitability.

     - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, foreign currency transactions are not fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

     - We have completed a number of acquisitions and may continue to do so in the future. In those product areas in which we have identified acquisitions as a key aspect of our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

     - We face significant pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. The continuation or intensification of these pricing pressures and pressure to absorb costs could have an adverse effect on our profitability.

     - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer's warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

     - Our vehicle electrification business is currently conducted through a partnership, E-Car, which is indirectly controlled by the Stronach group as a result of its right to appoint three of the five members of the management committee through which the business and affairs of the partnership are managed and controlled. Subject to our veto rights in respect of certain fundamental changes and specified business decisions, the Stronach group is able to cause E-Car to effect transactions without our consent. In addition, E-Car has an unrestricted right to compete with us, now or in the future, in the design, engineering, manufacture or sale of electric or hybrid-electric vehicle components. Despite the Stronach group's control of E-Car, our customers may continue to look to us for resolution of financial, operational, quality or warranty issues relating to programs for which E-Car is responsible.

     - We have no obligation to make additional investments in Magna E-Car Systems under the terms of the E-Car partnership agreement.
         However, there is no assurance that the initial capital contributions made by us and the Stronach group to E-Car will be sufficient to fund its ongoing operations. Subject to approval by the unconflicted members of our Board (which excludes Mr. Stronach, who would have a conflict of interest), we may or may not choose to make further investments in E-Car . That determination will be based on what will best serve Magna's long-term business.
         Our ability to recover our initial investment or any potential subsequent investment(s) in E-Car is subject to a number of risks and uncertainties, including E-Car's ability to successfully introduce and commercially provide its products and services. The failure to recover our investment in E-Car could adversely affect Magna's profitability.

     - We continue to pursue opportunities in areas that are complementary to our existing automotive design, engineering and manufacturing capabilities, such as structural elements and panels for solar panels, stamped components for consumer durables, including household appliances, and various components for heavy trucks, all in order to more efficiently use our capital assets, technological know-how and manufacturing capacity. Many of these "non-automotive" industries are subject to some of the same types of risks as our automotive business, including: sensitivity to economic conditions, cyclicality and technology risks. We also face a diverse number of competitors possessing varying degrees of financial and operational strength and experience in their industry. Failure to successfully compete in these and other non-automotive businesses could have an adverse effect on our operations and profitability.

     - From time to time, we may become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.


     RESULTS OF OPERATIONS
     -------------------------------------------------------------------------

     Average Foreign Exchange

                              For the three months            For the year
                                ended December 31,          ended December 31,
                            ----------------------     -----------------------
                            2010     2009   Change     2010     2009   Change
     -------------------------------------------------------------------------
     1 Canadian dollar
      equals U.S. dollars  0.988    0.948     + 4%    0.971    0.882    + 10%
     1 euro equals U.S.
      dollars              1.361    1.477     - 8%    1.328    1.395     - 5%
     1 British pound
      equals U.S. dollars  1.582    1.635     - 3%    1.547    1.565     - 1%
     -------------------------------------------------------------------------
     >>

     The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2010 impacted the reported U.S. dollar amounts of our sales, expenses and income.
     The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
     Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
     Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

     RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2010
     -------------------------------------------------------------------------

     Sales

     <<
                                                    For the year
                                                 ended December 31,
                                               --------------------
                                                   2010       2009     Change
     -------------------------------------------------------------------------
     Vehicle Production Volumes
      (millions of units)
       North America                             11.954      8.621      + 39%
       Europe                                    13.304     11.835      + 12%
     -------------------------------------------------------------------------
     Average Dollar Content Per Vehicle
       North America                           $    988   $    872      + 13%
       Europe                                  $    536   $    495       + 8%
     -------------------------------------------------------------------------
     Sales
       External Production
         North America                         $ 11,816   $  7,515      + 57%
         Europe                                   7,136      5,857      + 22%
         Rest of World                            1,031        676      + 53%
       Complete Vehicle Assembly                  2,163      1,764      + 23%
       Tooling, Engineering and Other             1,956      1,555      + 26%
     -------------------------------------------------------------------------
     Total Sales                               $ 24,102   $ 17,367      + 39%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     External Production Sales - North America

     External production sales in North America increased 57% or $4.3 billion to $11.8 billion for 2010 compared to $7.5 billion for 2009. This increase in production sales reflects a 39% increase in North American vehicle production volumes combined with a 13% increase in our North American average dollar content per vehicle.
     Our average dollar content per vehicle grew by 13% or $116 to $988 for 2010 compared to $872 for 2009, primarily as a result of:

     <<
     - the launch of new programs during or subsequent to 2009, including the:
         -  Chevrolet Equinox and GMC Terrain;
         -  Jeep Grand Cherokee;
         -  Ford Fiesta;
         -  Chevrolet Cruze; and
         -  Cadillac SRX;
     - favourable production (relative to industry volumes) and/or content on certain programs, including the:
         -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
            Routan;
         -  GM full-sized pickups and SUVs;
         -  Chevrolet Traverse, GMC Acadia and Buick Enclave; and
         -  Jeep Wrangler;
     - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
     - the acquisition of several facilities from Meridian Automotive Systems Inc. ("Meridian") in the third quarter of 2009.
     >>

     These factors were partially offset by:

     <<
     - programs that ended production during or subsequent to 2009, including the Pontiac, Saturn and Mercury brands;
     - unfavourable production (relative to industry volumes) and/or content on certain programs, including the Ford Escape and Mazda Tribute; and
     -   net customer price concessions subsequent to 2009.
     >>

     External Production Sales - Europe

     External production sales in Europe increased 22% or $1.28 billion to $7.14 billion for 2010 compared to $5.86 billion for 2009. This increase in production sales reflects an 8% increase in our European average dollar content per vehicle combined with a 12% increase in European vehicle production volumes.
     Our average dollar content per vehicle grew by 8% or $41 to $536 for 2010 compared to $495 for 2009, primarily as a result of:

     <<
     - the launch of new programs during or subsequent to 2009, including the:
         -  MINI Countryman;
         -  Mercedes-Benz SLS;
         -  Peugeot RCZ;
         -  Porsche Panamera; and
         -  Porsche Cayenne and Volkswagen Touareg;
     - favourable production (relative to industry volumes) and/or content on certain programs; and
     -   acquisitions completed during or subsequent to 2009, including
         Cadence.
     >>

     These factors were partially offset by:

     <<
     - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
     - unfavourable production (relative to industry volumes) and/or content on certain programs;
     - programs that ended production during or subsequent to 2009, including the BMW X3; and
     -   net customer price concessions subsequent to 2009.
     >>

     External Production Sales - Rest of World

     External production sales in Rest of World increased 53% or $355 million to $1.03 billion for 2010 compared to $0.68 billion for 2009, primarily as a result of:

     <<
     - increased production and/or content on certain programs in China and Korea;
     - the acquisition of a Japanese roof systems facility in the first quarter of 2010;
     - the launch of new programs during or subsequent to 2009 in China and Korea;
     - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Korean Won, both against the U.S. dollar; and
     - production related to the launch of new facilities in Korea and India.
     >>

     These factors were partially offset by:

     <<
     - the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010; and
     -   net customer price concessions subsequent to 2009.
     >>

     Complete Vehicle Assembly Sales

     The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
     Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.


     <<
                                                    For the year
                                                 ended December 31,
                                               --------------------
                                                   2010       2009     Change
     -------------------------------------------------------------------------

     Complete Vehicle Assembly Sales           $  2,163   $  1,764      + 23%
     -------------------------------------------------------------------------
     Complete Vehicle Assembly Volumes (Units)
       Full-Costed:
         BMW X3, MINI Countryman, Peugeot RCZ,
         Mercedes-Benz G-Class, Aston Martin
          Rapide and Saab 9(3) Convertible       80,686     51,244
       Value-Added:
         Chrysler 300, Jeep Grand Cherokee
          and Jeep Commander                      5,497     5,376
     -------------------------------------------------------------------------
                                                 86,183    56,620       + 52%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Complete vehicle assembly sales increased 23% or $0.4 billion to $2.2 billion for 2010 compared to $1.8 billion for 2009, while assembly volumes increased 52% or 29,563 units.
     The increase in complete vehicle assembly sales is primarily as a result of:

     <<
     - the launch of new assembly programs during or subsequent to 2009, including the:
         -  MINI Countryman;
         -  Peugeot RCZ; and
         -  Aston Martin Rapide; and
     -   an increase in assembly volumes for the Mercedes-Benz G-Class.
     >>

     These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:

     <<
     -   BMW X3 in the third quarter of 2010;
     -   Saab 9(3) Convertible in the fourth quarter of 2009; and
     -   Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010.
     >>

     In addition, complete vehicle assembly sales were negatively impacted by a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.

     Tooling, Engineering and Other

     Tooling, engineering and other sales increased 26% or $0.4 billion to $2.0 billion for 2010 compared to $1.6 billion for 2009.
     In 2010, the major programs for which we recorded tooling, engineering and other sales were the:

     <<
     -   MINI Cooper and Countryman;
     -   BMW X3;
     -   Mercedes-Benz M-Class;
     -   Ford Fiesta;
     -   Jeep Grand Cherokee;
     -   Volkswagen Touareg;
     -   Chrysler 300C, Dodge Charger and Challenger;
     -   Chevrolet Silverado and GMC Sierra;
     -   Porsche Cayenne; and
     -   Peugeot RCZ.
     >>

     In 2009, the major programs for which we recorded tooling, engineering and other sales were the:

     <<
     -   MINI Cooper, Clubman and Crossman;
     -   Chevrolet Silverado and GMC Sierra;
     -   Porsche Panamera;
     -   Opel/Vauxhall Astra;
     -   Audi Q5;
     -   BMW X3;
     -   Porsche Boxster and Cayman;
     -   Porsche Cayenne;
     -   Mercedes-Benz M-Class;
     -   Peugeot RCZ;
     -   Cadillac SRX and Saab 9-4X;
     -   Ford F-Series; and
     -   Mercedes-Benz C-Class.
     >>

     In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

     Gross Margin

     Gross margin increased $1.5 billion to $3.2 billion for 2010 compared to $1.7 billion for 2009 and gross margin as a percentage of total sales increased to 13.2% for 2010 compared to 9.6% for 2009. The unusual items discussed in the "Unusual Items" section negatively impacted gross margin as a percentage of total sales in 2010 by 0.1%. Excluding unusual items, gross margin as a percentage of total sales increased 3.7% substantially due to increased gross margin earned as a result of significantly higher vehicle production volumes. In addition, gross margin as a percentage of total sales was positively impacted by:

     <<
     - lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;
     -   productivity and efficiency improvements at certain facilities;
     -   acquisitions completed during or subsequent to 2009;
     -   favourable settlement of certain commercial items;
     - the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009;
     - the $20 million benefit related to the recovery of previously expensed engineering and design costs; and
     - lower costs incurred related to launches at our Complete Vehicle Assembly operations.
     >>

     These factors were partially offset by:

     <<
     -   higher costs incurred related to launches at our components business;
     - operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;
     -   employee profit sharing, as no profit sharing was recorded in 2009;
     -   increased commodity costs;
     -   higher development and launch costs in E-Car;
     - an increase in complete vehicle assembly sales which have a lower gross margin than our consolidated average;
     -   an increase in tooling sales that earn low or no margins; and
     -   net customer price concessions subsequent to 2009.
     >>

     Depreciation and Amortization

     Depreciation and amortization costs decreased 10% or $76 million to $661 million for 2010 compared to $737 million for 2009. The decrease in depreciation and amortization was primarily as a result of:

     <<
     -   the impairment of certain assets during or subsequent to 2009;
     -   lower capital spending in recent years; and
     -   the disposition of certain facilities subsequent to 2009.
     >>

     These factors were partially offset by an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar against the U.S. dollar;

     Selling, General and Administrative ("SG&A")

     SG&A expense as a percentage of sales was 5.6% for 2010, compared to 7.3% for 2009. The unusual items discussed in the "Unusual Items" section negatively impacted SG&A as a percentage of total sales by 0.1% in 2009. Excluding these unusual items, SG&A as a percentage of total sales decreased 1.6%.
     SG&A expense increased $79 million to $1.34 billion for 2010 compared to $1.26 billion for 2009. Excluding the unusual items recorded in 2010 and 2009 (as discussed in the "Unusual Items" section), SG&A expenses increased by $101 million primarily as a result of:

     <<
     -   higher incentive compensation;
     - a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;
     -   higher stock-based compensation;
     - a $9 million favourable revaluation of our investment in ABCP in 2009;
     - an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar against the U.S. dollar; and
     -   higher costs to support the increased sales level.
     >>

     These factors were partially offset by:

     <<
     - a $32 million recovery, during 2010, of receivables that were fully provided for in 2009;
     -   lower restructuring and downsizing costs;
     - due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009;
     -   loss on disposal of assets in 2009;
     -   net gain on disposal of assets; and
     - the closure or disposition of certain facilities during or subsequent to 2009.
     >>

     Impairment Charges

     Impairment charges decreased $160 million to $23 million for 2010 compared to $183 million for 2009 as discussed in the "Unusual Items" section.

     Earnings before Interest and Taxes ("EBIT")(1)

     <<
                                     For the year ended December 31,
                         -----------------------------------------------------
                               External Sales                   EBIT
                         -------------------------  -------------------------
                            2010     2009   Change     2010     2009   Change
     -------------------------------------------------------------------------
     North America       $12,597  $ 8,140  $ 4,457  $ 1,085  $   (72) $ 1,157
     Europe               10,327    8,461    1,866      102     (394)     496
     Rest of World         1,097      735      362       92       43       49
     E-Car Systems            18       12        6      (89)     (41)     (48)
     Corporate and Other      63       19       44       (3)     (40)      37
     -------------------------------------------------------------------------
     Total               $24,102  $17,367  $ 6,735  $ 1,187  $  (504) $ 1,691
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Included in EBIT for years ended December 31, 2010 and 2009 were the following unusual items, which have been discussed in the "Unusual Items" section above.

     <<
                                                             For the year
                                                           ended December 31,
                                                         ---------------------
                                                                2010     2009
     -------------------------------------------------------------------------
     North America
       Impairment charges                                    $    (7) $  (113)
       Restructuring charges                                     (32)      (6)
       Curtailment gain                                            -       26
     -------------------------------------------------------------------------
                                                                 (39)     (93)
     -------------------------------------------------------------------------
     Europe
       Impairment charges                                        (16)     (70)
       Restructuring charges                                       -      (20)
       Sale of facility                                            -       (8)
     -------------------------------------------------------------------------
                                                                 (16)     (98)
     -------------------------------------------------------------------------
     Rest of World
       Sale of facility                                           14        -
     -------------------------------------------------------------------------
                                                             $   (41) $  (191)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     North America

     EBIT in North America increased $1.2 billion to $1.1 billion for 2010 compared to a loss of $0.1 billion for 2009. Excluding the North American unusual items discussed in the "Unusual Items" section, the $1.1 billion increase in EBIT was substantially due to increased margins earned on higher sales as a result of higher vehicle production volumes. In addition, EBIT was positively impacted by:

     <<
     - lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;
     -   productivity and efficiency improvements at certain facilities;
     -   lower warranty costs;
     -   the launch of new facilities;
     - a $6 million recovery, during 2010, of receivables that were fully provided for in 2009; and
     -   a gain on sale of an investment.
     >>

     These factors were partially offset by:

     <<
     -   higher costs incurred related to launches;
     -   higher affiliation fees paid to Corporate;
     -   higher incentive compensation;
     -   employee profit sharing, as no profit sharing was recorded in 2009;
     -   increased commodity costs;
     -   operational inefficiencies and other costs at certain facilities; and
     -   net customer price concessions subsequent to 2009.

     -------------------------------------------------------------------------
     (1) EBIT is defined as income (loss) from operations before income taxes and minority interest as presented on our unaudited interim consolidated financial statements before net interest (income) expense.
     >>

     Europe

     EBIT in Europe increased $0.5 billion to $0.1 billion for 2010 compared to a loss of $0.4 billion for 2009. Excluding the European unusual items discussed in the "Unusual Items" section, the $0.4 billion increase in EBIT was substantially due to increased margins earned on higher sales as a result of higher vehicle production volumes. In addition, EBIT was positively impacted by:

     <<
     - lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;
     - a $26 million recovery, during 2010, of receivables that were fully provided for in 2009;
     -   favourable settlement of certain commercial items;
     - the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009;
     - lower costs incurred related to launches at our Complete Vehicle Assembly operations;
     - the sale or closure of certain underperforming divisions during or subsequent to 2009;
     -   incremental margin earned related to the acquisition of Cadence; and
     -   productivity and efficiency improvements at certain facilities.
     >>

     These factors were partially offset by:

     <<
     - operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;
     -   employee profit sharing, as no profit sharing was recorded in 2009;
     - higher costs incurred related to launches at our components business, including Russia;
     -   higher affiliation fees paid to Corporate;
     -   increased commodity costs;
     -   higher warranty costs;
     -   higher incentive compensation; and
     -   net customer price concessions subsequent to 2009.
     >>

     Rest of World

     Rest of World EBIT increased $49 million to $92 million for 2010 compared to $43 million for 2009. Excluding the Rest of World unusual items discussed in the "Unusual Items" section, the $35 million increase was primarily as a result of:

     <<
     -   additional margin earned on increased production sales; and
     - incremental margin earned on new programs that launched during or subsequent to 2009.
     >>

     These factors were partially offset by:

     <<
     - higher launch costs related to new facilities, primarily in Korea, Brazil and India;
     -   the write-off of certain assets;
     -   higher warranty costs;
     -   higher affiliation fees paid to Corporate;
     -   net customer price concessions subsequent to 2009; and
     -   increased commodity costs.
     >>

     E-Car Systems

     E-Car Systems EBIT decreased $48 million to a loss of $89 million for 2010 compared to a loss of $41 million for 2009, primarily as a result of higher development and launch costs.

     Corporate and Other

     Corporate and Other EBIT increased $37 million to a loss of $3 million for 2010 compared to a loss of $40 million for 2009, primarily as a result of:

     <<
     -   an increase in affiliation fees earned from our divisions;
     -   the positive impact of foreign exchange;
     - due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009;
     - the $20 million benefit related to the recovery of previously expensed engineering and design costs;
     -   an increase in equity income earned; and
     -   loss on disposal of assets in 2009.
     >>

     These factors were partially offset by:

     <<
     -   higher incentive compensation;
     - a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;
     -   higher stock-based compensation;
     - a $9 million favourable revaluation of our investment in ABCP in 2009; and
     -   loss on disposal of assets.
     >>

     Interest (Income) Expense, net

     During 2010, we recorded net interest income of $10 million compared to $7 million of net interest expense for 2009. The $17 million increase in net interest income is as a result of:

     <<
     - a reduction in interest expense due to the repayment of our 7.08% Subordinated Debentures and our 6.5% Convertible Subordinated Debentures during 2009;
     -   an increase in interest income earned.
     >>

     Operating Income

     Operating income increased $1.7 billion to income of $1.2 billion for 2010 compared to a loss of $0.5 billion for 2009. Excluding the unusual items discussed in the "Unusual items" section, operating income for 2010 increased $1.6 billion. The increase in operating income is the result of the increases in EBIT (excluding unusual items) and net interest income, both as discussed above.

     Income Taxes

     Our effective income tax rate on operating income (excluding equity income) was 20.3% for 2010 compared to a recovery of 3.5% for 2009. In 2010 and 2009, income tax rates were impacted by the items discussed in the unusual items section. Excluding the unusual items, our effective income tax rate was 20.2% for 2010 compared to a recovery of 6.7% for 2009. Our income tax rate for 2010 reflected more traditional rates as a result of our return to profitability in most jurisdictions. In addition, our effective income tax rate for 2010 was favourably impacted by the utilization of losses previously not benefited, mainly in the United States.

     Minority Interest

     During 2010, we recorded $12 million of minority interest recovery with respect to the loss incurred by our E-Car Systems partnership.

     Net Income

     Net income increased $1.5 billion to $1.0 billion for 2010 compared to a loss of $0.5 billion for 2009. Excluding the unusual items discussed in the "Unusual items" section, net income increased $1.3 billion. The increase in net income is the result of the increase in operating income and minority interest recovery partially offset by higher income taxes, as discussed above.

     Earnings per Share (restated)

     <<
                                                           For the year
                                                         ended December 31,
                                                     -------------------------
                                                       2010     2009   Change
     -------------------------------------------------------------------------
     Earnings (loss) per Common
      Share or Class B Share
        Basic                                       $  4.23  $ (2.21) $  6.44
        Diluted                                     $  4.18  $ (2.21) $  6.39
     -------------------------------------------------------------------------
     Average number of Common Shares
      and Class B Shares outstanding
      (millions)
       Basic                                          230.0    223.6     + 3%
       Diluted                                        233.0    223.6     + 4%
     -------------------------------------------------------------------------
     >>

     Diluted earnings per share increased $6.39 to $4.18 for 2010 compared to a loss of $2.21 for 2009. Excluding the unusual items discussed in the "Unusual items" section, diluted earnings per share increased $5.66 from 2009 as a result of the increase in net income (excluding unusual items), described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the year.
     The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options and restricted stock partially offset by the effect of the repurchase and cancellation of Common Shares in 2010 pursuant to our normal course issuer bid.

     <<
     FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
     -------------------------------------------------------------------------

     Cash Flow from Operations
                                                     For the year
                                                  ended December 31,
                                                ---------------------
                                                       2010     2009   Change
     -------------------------------------------------------------------------
     Net income (loss)                              $   973  $  (493)
     Items not involving current cash flows             722    1,114
     -------------------------------------------------------------------------
                                                      1,695      621 $  1,074
     Changes in non-cash operating assets and
      liabilities                                       177      (94)
     -------------------------------------------------------------------------
     Cash provided from operating activities        $ 1,872  $   527 $  1,345
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash flow from operations before changes in non-cash operating assets and liabilities increased $1.1 billion to $1.7 billion for 2010 compared to $0.6 billion for 2009. The increase in cash flow from operations was due to a $1.5 billion increase in net income, as discussed above, partially offset by a $0.4 billion decrease in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

     <<
                                                     For the year
                                                  ended December 31,
                                                  -------------------
                                                       2010     2009   Change
     -------------------------------------------------------------------------
     Depreciation and amortization                  $   661  $   737  $   (76)
     Amortization of other assets included
      in cost of goods sold                              69       83      (14)
     Long-lived asset impairments                        23      183     (160)
     Amortization of employee wage buydown               19       27       (8)
     Other non-cash charges                               7       61      (54)
     Future income taxes and non-cash portion
      of current taxes                                  (12)      56      (68)
     Minority interest                                  (12)       -      (12)
     Equity income                                      (33)      (7)     (26)
     Curtailment gain                                     -      (26)      26
     -------------------------------------------------------------------------
     Items not involving current cash flows         $   722  $ 1,114  $  (392)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The decrease in items not involving current cash flows was primarily as a result of a $160 million decrease in long-lived asset impairments (as discussed above), a $76 million decrease in depreciation and amortization (as discussed above), a $68 million decrease in future income taxes and non-cash portion of current taxes and a $54 million decrease in other non-cash charges. The decrease in other non-cash charges includes both the previously discussed settlement of commercial items and the sale of facilities.
     Cash provided from non-cash operating assets and liabilities amounted to $177 million for 2010 compared to cash invested of $94 million for 2009. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

     <<
                                                             For the year
                                                           ended December 31,
                                                        ----------------------
                                                                2010     2009
     -------------------------------------------------------------------------
     Accounts receivable                                     $  (611) $   (40)
     Inventories                                                (178)      17
     Prepaid expenses and other                                  (10)       6
     Accounts payable                                            579      241
     Accrued salaries and wages                                   97      (92)
     Other accrued liabilities                                    83     (108)
     Income taxes payable                                        221     (104)
     Deferred revenue                                             (4)     (14)
     -------------------------------------------------------------------------
     Changes in non-cash operating assets
      and liabilities                                        $   177  $   (94)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The increases in accounts receivable, inventories and accounts payable in 2010 was primarily due to the increase in production activities at the end of 2010 compared to the end of 2009, including the launch of new programs which includes complete vehicle assembly of the Peugeot RCZ in the fourth quarter of 2009 and the Aston Martin Rapide in the first quarter of 2010. The increase in income taxes payable was primarily due to a higher income tax provision, resulting from increased earnings, offset by current year tax payments and receipt of tax refunds for prior years.

     Capital and Investment Spending

     <<
                                                      For the year
                                                  ended December 31,
                                                  ------------------
                                                       2010     2009   Change
     -------------------------------------------------------------------------
     Fixed asset additions                          $  (784) $  (629)
     Investments and other assets                      (141)    (227)
     -------------------------------------------------------------------------
     Fixed assets, investments and other
      assets additions                                 (925)    (856)
     Purchase of subsidiaries                          (106)     (50)
     Proceeds from disposition                          287       30
     -------------------------------------------------------------------------
     Cash used for investing activities             $  (744) $  (876) $   132
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Fixed and other assets additions

     In 2010, we invested $784 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2010 was for manufacturing equipment for programs that will be launching subsequent to 2010. Consistent with our strategy to expand in developing markets, approximately 19% (2009 - 18%) of this investment was in Russia, China, Brazil and India.
     In 2010, we invested $137 million in other assets related primarily to fully reimbursable tooling costs and planning and engineering costs for programs that will be launching subsequent to 2010. The tooling costs were incurred primarily at our body & chassis systems operations in North America.

     Purchase of subsidiaries

     During 2010, we invested $106 million to purchase subsidiaries, including the acquisition of:

     <<
     - Resil Minas, a supplier of seat frames and stampings. The acquired business is primarily located in Brazil with sales to various customers, including Fiat, Ford, General Motors, Volkswagen, IVECO and PSA;
     - Pabsa S.A., a supplier of complete seats, foam products, trim covers and seat structures. The acquired business has three production facilities in Argentina; and
     - Erhard & Soehne GmbH, a manufacturer of fuel tanks for commercial vehicles and other specialty tanks. The acquired business is located in Germany and has sales to various customers including MAN, Daimler and Scania.
     >>

     During 2009, we invested $50 million to purchase subsidiaries, including the acquisition of:

     <<
     - Cadence, a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda; and
     - several facilities from Meridian. The facilities are located in the United States and Mexico and manufacture composites for various customers.
     >>

     Proceeds from disposition

     Proceeds from disposition in 2010 were $287 million which included:

     <<
     - normal course reimbursement received in respect of planning and engineering costs that were capitalized in prior periods;
     -   normal course fixed and other asset disposals;
     - a cash payment received on the sale of a long-term receivable related to fully reimbursable capitalized pre-production costs;
     -   the cash proceeds received on the sale of an electronics facility;
     - a cash payment received on the sale of a long-term engineering receivable;
     -   gain on sale of investment; and
     -   a cash payment received with respect to our investment in ABCP.
     >>

     Financing

     <<
                                                     For the year
                                                  ended December 31,
                                                 -------------------
                                                       2010     2009   Change
     -------------------------------------------------------------------------
     Decrease in bank indebtedness                  $    (4) $  (853)
     Repayments of debt                                 (67)    (296)
     Issues of debt                                      22        5
     Repurchase of Class B Shares                      (300)       -
     Repurchase of Common Shares                        (23)       -
     Issue of general partnership units
      by subsidiary                                      80        -
     Issues of Common Shares                             49        2
     Settlement of stock options                        (12)       -
     Settlement of stock appreciation rights              -       (1)
     Cash dividends paid                               (100)     (21)
     -------------------------------------------------------------------------
     Cash used for financing activities             $  (355) $(1,164) $   809
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     During 2010, we repaid $64 million of debt assumed on the acquisition of Cadence.
     In connection with the Arrangement, during 2010, we paid $300 million in cash in connection with the purchase for cancellation of all 1,453,658 (restated to reflect the stock split) outstanding Class B Shares. In addition, the Stronach group invested $80 million in E-Car.
     Due to continuing strong operating and cash flow performance, on February 23, 2011 our Board declared a dividend of U.S. $0.25 per share in respect of the fourth quarter of 2010, representing an increase of 39% over the third quarter of 2010 dividend and the third consecutive dividend increase since the reintroduction of the dividend in the first quarter of 2010.

     Financing Resources

     <<
                                                  As at      As at
                                               December   December
                                                     31,        31,
                                                   2010       2009     Change
     -------------------------------------------------------------------------
     Liabilities
       Bank indebtedness                       $     26   $     48
       Long-term debt due within one year            25         16
       Long-term debt                                46        115
     -------------------------------------------------------------------------
                                                     97        179
     Minority interest                               74          -
     Shareholders' equity                         8,065      7,360
     -------------------------------------------------------------------------
     Total capitalization                      $  8,236   $  7,539   $    697
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Total capitalization increased by $0.7 billion to $8.2 billion at December 31, 2010 compared to $7.5 billion at December 31, 2009. The increase in capitalization was a result of a $0.7 billion increase in shareholders' equity and a $0.1 billion increase in minority interest partially offset by a $0.1 billion decrease in liabilities.
     The increase in shareholders' equity was primarily as a result of:

     <<
     -   net income earned during 2010;
     - net unrealized gains on cash flow hedges, and the reclassification of net gains on cash flow hedges from accumulated other comprehensive income to net income;
     -   Common Shares issued on the exercise of stock options; and
     - an increase in contributed surplus related to stock-based compensation expense.
     >>

     These factors were partially offset by:

     <<
     -   the repurchase of Class B Shares in connection with the Arrangement;
     -   dividends paid during 2010; and
     - the purchase for cancellation of Common Shares in connection with our normal course issuer bid.
     >>

     The increase in minority interest was as a result of the formation of E-Car.
     The decrease in liabilities is primarily as a result of the repayment in 2010 of debt assumed on the acquisition of Cadence.

     Cash Resources

     During 2010, our cash resources increased by $0.8 billion to $2.1 billion primarily as a result of the cash provided from operating activities partially offset by cash used for investing activities and financing activities (including cash used for the Arrangement), as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion of which $1.9 billion was unused and available.

     Maximum Number of Shares Issuable

     The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 23, 2011 were exercised:

     <<
     Common Shares                                                243,478,976
     Stock options (i)                                             10,228,090
     -------------------------------------------------------------------------
                                                                  253,707,066
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
     >>

     On November 9, 2010, the Toronto Stock Exchange ("TSX") accepted our Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 8,000,000 Magna Common Shares (the "Bid"), representing 3.3% of our issued and outstanding Common Shares. The Bid commenced on November 11, 2010 and will terminate no later than November 10, 2011. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

     Foreign Currency Activities

     Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.
     Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.
     We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

     <<
     RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2010
     -------------------------------------------------------------------------
     >>

     During the fourth quarter of 2010, we posted sales of $6.6 billion, an increase of 22% from the fourth quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, tooling, engineering and other sales and complete vehicle assembly sales. Comparing the fourth quarter of 2010 to the fourth quarter of 2009:

     <<
     - North American vehicle production increased by 7% and average dollar content per vehicle increased 17%;
     - European vehicle production increased 7% and average dollar content per vehicle increased 6%;
     - Complete vehicle assembly sales increased 19% to $608 million, as complete vehicle assembly volumes increased 59%;
     - Rest of World production sales increased 32% to $292 million from $221 million; and
     - Tooling, engineering and other sales increased 30% to $710 million from $547 million.
     >>

     During the fourth quarter of 2010, we generated operating income of $222 million compared to an operating loss of $125 million for the fourth quarter of 2009. Excluding the unusual items recorded in the fourth quarters of 2010 and 2009, as discussed in the "Unusual Items" section, the $242 million increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, operating income was positively impacted by:

     <<
     - lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;
     - a $24 million recovery, during the fourth quarter of 2010, of receivables that had a $16 million accounts receivable valuation allowance recorded in the fourth quarter of 2009;
     - lower costs incurred related to launches at our Complete Vehicle Assembly operations;
     - the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009;
     - due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009;
     -   lower warranty costs; and
     -   productivity and efficiency improvements at certain facilities.
     >>

     These factors were partially offset by:

     <<
     - operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;
     -   higher incentive compensation;
     - higher costs incurred related to launches at our components operations, in particular in North America and China;
     -   increased commodity costs;
     -   employee profit sharing, as no profit sharing was recorded in 2009;
     - a $4 million stock-based compensation charge as a result of modifying option agreements with a departing executive and a related $9 million contract termination payment;
     -   increased stock-based compensation; and
     - net customer price concessions subsequent to the fourth quarter of 2009.
     >>

     During the fourth quarter of 2010, net income increased $355 million to $216 million compared to a net loss of $139 million for the fourth quarter of 2009. Excluding the unusual items recorded in the fourth quarters of 2010 and 2009, as discussed in the "Unusual Items" section, net income for the fourth quarter of 2010 increased $248 million. The increase in net income was a result of the increase in operating income and minority interest recovery partially offset by higher income taxes.
     During the fourth quarter of 2010, our diluted earnings per share increased by $1.50 to $0.88 compared to diluted loss per share of $0.62 for the fourth quarter of 2009. Excluding the unusual items recorded in the fourth quarters of 2010 and 2009, as discussed in the "Unusual Items" section, diluted earnings per share for the fourth quarter of 2010 increased by $1.01. The increase in diluted earnings per share is as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding during the fourth quarter of 2010. The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during the third quarter of 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options and restricted stock partially offset by the effect of the repurchase and cancellation of Common Shares during the fourth quarter of 2010 pursuant to our normal course issuer bid.

     Sales

     <<
                                               For the three months
                                                  ended December 31,
                                               ---------------------
                                                       2010     2009   Change
     -------------------------------------------------------------------------

     Vehicle Production Volumes (millions of units)
       North America                                  2.987    2.783     + 7%
       Europe                                         3.537    3.295     + 7%
     -------------------------------------------------------------------------

     Average Dollar Content Per Vehicle
       North America                                $ 1,015  $   868    + 17%
       Europe                                       $   553  $   523     + 6%
     -------------------------------------------------------------------------

     Sales
     External Production
       North America                                $ 3,033  $ 2,417    + 25%
       Europe                                         1,955    1,722    + 14%
       Rest of World                                    292      221    + 32%
     Complete Vehicle Assembly                          608      512    + 19%
     Tooling, Engineering and Other                     710      547    + 30%
     -------------------------------------------------------------------------
     Total Sales                                    $ 6,598  $ 5,419    + 22%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     External Production Sales - North America

     External production sales in North America increased 25% or $0.6 billion to $3.0 billion for the fourth quarter of 2010 compared to $2.4 billion for the fourth quarter of 2009. This increase in production sales reflects a 7% increase in North American vehicle production volumes combined with a 17% increase in our North American average dollar content per vehicle.
     Our average dollar content per vehicle grew by 17% or $147 to $1,015 for the fourth quarter of 2010 compared to $868 for the fourth quarter of 2009, primarily as a result of:

     <<
     - the launch of new programs during or subsequent to the fourth quarter of 2009, including the:
         -  Jeep Grand Cherokee;
         -  BWM X3;
         -  Ford Fiesta;
         -  Chevrolet Cruze; and
         -  Ford Explorer;
     - favourable production (relative to industry volumes) and/or content on certain programs, including the:
         -  Chevrolet Equinox and GMC Terrain;
         -  GM full-sized pickups and SUVs;
         -  Jeep Wrangler;
         -  Ram Pickup;
         -  Ford Edge and Lincoln MKX; and
         -  Mercedes-Benz M-Class, R-Class and GL-Class; and
     - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.
     >>

     These factors were partially offset by:

     <<
     - programs that ended production during or subsequent to the fourth quarter of 2009, including the Mercury, Pontiac and Saturn brands;
     - unfavourable production (relative to industry volumes) and/or content on certain programs, including the:
         -  Ford Flex;
         -  Dodge Avenger and Chrysler Sebring; and
         -  Lincoln MKT; and
     - net customer price concessions subsequent to the fourth quarter of 2009.
     >>

     External Production Sales - Europe

     External production sales in Europe increased 14% or $0.23 billion to $1.96 billion for fourth quarter of 2010 compared to $1.72 billion for fourth quarter of 2009. This increase in production sales reflects a 7% increase in European vehicle production volumes combined with a 6% increase in our European average dollar content per vehicle.
     Our average dollar content per vehicle grew by 6% or $30 to $553 for fourth quarter of 2010 compared to $523 for the fourth quarter of 2009, primarily as a result of:

     <<
     - the launch of new programs during or subsequent to fourth quarter of 2009, including the:
         -  MINI Countryman;
         -  Audi A1;
         -  Porsche Cayenne and Volkswagen Touareg;
         -  Mercedes-Benz SLS; and
         -  Peugeot RCZ; and
     - favourable production (relative to industry volumes) and/or content on certain programs, including the:
         -  Volkswagen Transporter; and
         -  Mercedes-Benz C-Class.
     >>

     These factors were partially offset by:

     <<
     - a decrease in reported U.S. dollar sales due to the weakening of the euro, against the U.S. dollar;
     - unfavourable production (relative to industry volumes) and/or content on certain programs, including the MINI Cooper;
     - programs that ended production during or subsequent to the fourth quarter of 2009, including the BMW X3; and
     - net customer price concessions subsequent to the fourth quarter of 2009.
     >>

     External Production Sales - Rest of World

     External production sales in Rest of World increased 32% or $71 million to $292 million for fourth quarter of 2010 compared to $221 million for the fourth quarter of 2009, primarily as a result of:

     <<
     - increased production and/or content on certain programs in China, Korea, Brazil and South Africa;
     - the acquisition of a Japanese roof systems facility in the first quarter of 2010; and
     - the launch of new programs during or subsequent to the fourth quarter of 2009 in China and Korea.
     >>

     These factors were partially offset by:

     <<
     - the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010; and
     -   net customer price concessions subsequent to 2009.
     >>

     Complete Vehicle Assembly Sales

     <<
                                              For the three months
                                                ended December 31,
                                             -----------------------
                                                       2010     2009   Change
     -------------------------------------------------------------------------

     Complete Vehicle Assembly Sales                $   608  $   512    + 19%
     -------------------------------------------------------------------------
     Complete Vehicle Assembly Volumes (Units)
       Full-Costed:
         MINI Countryman, Peugeot RCZ,
          Mercedes-Benz G-Class, Aston Martin
          Rapide, BMW X3 and Saab 9(3)
          Convertible                                25,167   13,881
      Value-Added:
        Jeep Grand Cherokee and Chrysler 300              -    1,971
     -------------------------------------------------------------------------
                                                     25,167   15,852    + 59%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Complete vehicle assembly sales increased 19% or $96 million to $608 million for fourth quarter of 2010 compared to $512 million for the fourth quarter of 2009, while assembly volumes increased 59% or 9,315 units.
     The increase in complete vehicle assembly sales is primarily as a result of:
     <<
     - the launch of new assembly programs during or subsequent to the fourth quarter of 2009, including the:
         -  MINI Countryman;
         -  Peugeot RCZ; and
         -  Aston Martin Rapide; and
     -   an increase in assembly volumes for the Mercedes-Benz G-Class.
     >>

     These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:

     <<
     -   BMW X3 in the third quarter of 2010;
     -   Saab 9(3) Convertible in the fourth quarter of 2009; and
     -   Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010.
     >>

     In addition, complete vehicle assembly sales were negatively impacted by a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.

     Tooling, Engineering and Other

     Tooling, engineering and other sales increased 30% or $163 million to $710 million for fourth quarter of 2010 compared to $547 million for the fourth quarter of 2009.
     In the fourth quarter of 2010, the major programs for which we recorded tooling, engineering and other sales were the:

     <<
     -   MINI Countryman;
     -   Volkswagen Touareg;
     -   Chrysler 300C, Dodge Charger and Challenger;
     -   BMW X3;
     -   Mercedes-Benz M-Class;
     -   Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;
     -   Audi A8; and
     -   Porsche Panamera.
     >>

     In the fourth quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:

     <<
     -   Audi Q5;
     -   Porsche Panamera;
     -   Porsche Boxster and Cayman;
     -   Mercedes-Benz M-Class;
     -   Porsche Cayenne;
     -   Peugeot RCZ;
     -   MINI Cooper, Clubman and Crossman;
     -   Chevrolet Silverado and GMC Sierra;
     -   BMW X3; and
     -   Mercedes-Benz E-Class.
     >>

     In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

     EBIT

     <<
                                 For the three months ended December 31,
                         -----------------------------------------------------
                                External Sales                  EBIT
                         -------------------------   -------------------------
                            2010     2009   Change     2010     2009   Change
     -------------------------------------------------------------------------
     North America       $ 3,287  $ 2,572  $   715  $   260  $    93  $   167
     Europe                2,973    2,598      375        4     (197)     201
     Rest of World           319      238       81       16       18       (2)
     E-Car Systems             7        5        2      (37)     (13)     (24)
     Corporate and Other      12        6        6      (25)     (27)       2
     -------------------------------------------------------------------------
     Total               $ 6,598  $ 5,419  $ 1,179  $   218  $  (126) $   344
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Included in EBIT for the fourth quarter of 2010 and 2009 were the following unusual items, which have been discussed in the "Unusual Items" section above.

     <<
                                                         For the three months
                                                            ended December 31,
                                                        ----------------------
                                                                2010     2009
     -------------------------------------------------------------------------
     North America
       Impairment charges                                    $    (7) $   (38)
       Restructuring charges                                      (8)       -
     -------------------------------------------------------------------------
                                                                 (15)     (38)
     -------------------------------------------------------------------------
     Europe
       Impairment charges                                        (16)     (70)
       Restructuring charges                                       -      (20)
       Sale of facility                                            -       (8)
     -------------------------------------------------------------------------
                                                                 (16)     (98)
     -------------------------------------------------------------------------
                                                             $   (31) $  (136)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     North America

     EBIT in North America increased $167 million to $260 million for fourth quarter of 2010 compared to $93 million for the fourth quarter of 2009. Excluding the North American unusual items discussed in the "Unusual Items" section, the $144 million increase in EBIT was substantially due to increased margins earned on higher sales as a result of higher vehicle production volumes. In addition, EBIT was positively impacted by:

     <<
     - lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;
     -   lower warranty costs;
     -   gain on sale of investment;
     -   productivity and efficiency improvements at certain facilities; and
     - a $6 million recovery, during the fourth quarter of 2010, of receivables that had a $3 million accounts receivable valuation allowance recorded in the fourth quarter of 2009.
     >>

     These factors were partially offset by:

     <<
     -   higher incentive compensation;
     -   employee profit sharing, as no profit sharing was recorded in 2009;
     -   higher costs incurred related to launches;
     -   higher affiliation fees paid to Corporate;
     -   increased commodity costs;
     -   operational inefficiencies and other costs at certain facilities; and
     - net customer price concessions subsequent to the fourth quarter of 2009.
     >>

     Europe

     EBIT in Europe increased $201 million to $4 million for the fourth quarter of 2010 compared to a loss of $197 million for the fourth quarter of 2009. Excluding the European unusual items discussed in the "Unusual Items" section, the $119 million increase in EBIT was substantially due to increased margins earned on higher sales as a result of higher vehicle production volumes. In addition, EBIT was positively impacted by:

     <<
     - lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;
     - an $18 million recovery, during the fourth quarter of 2010, of receivables that had a $13 million accounts receivable valuation allowance recorded in the fourth quarter of 2009;
     - the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009; and
     - lower costs incurred related to launches at our Complete Vehicle Assembly operations.
     >>

     These factors were partially offset by:

     <<
     - operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;
     -   increased commodity costs;
     -   higher affiliation fees paid to Corporate;
     -   employee profit sharing, as no profit sharing was recorded in 2009;
     - higher costs incurred related to launches at our components business, in particular Russia;
     -   higher warranty costs;
     -   higher incentive compensation; and
     - net customer price concessions subsequent to the fourth quarter of 2009.
     >>

     Rest of World

     EBIT in Rest of World decreased $2 million to $16 million for the fourth quarter of 2010 compared to $18 million for the fourth quarter of 2009, primarily as a result of:

     <<
     - higher launch costs related to new facilities, primarily in Korea, Brazil and India;
     -   the write-off of certain assets;
     -   higher warranty costs;
     -   net customer price concessions subsequent to 2009; and
     - the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010.
     >>

     These factors were partially offset by:

     <<
     -   additional margin earned on increased production sales; and
     - incremental margin earned on new programs that launched during or subsequent to the fourth quarter of 2009.
     >>

     E-Car Systems

     E-Car Systems EBIT decreased $24 million to a loss of $37 million for the fourth quarter of 2010 compared to a loss of $13 million for the fourth quarter of 2009, primarily as a result of higher development and launch costs.

     Corporate and Other

     Corporate and Other EBIT increased $2 million to a loss of $25 million for the fourth quarter of 2010 compared to a loss of $27 million for the fourth quarter of 2009, primarily as a result of:

     <<
     -   an increase in affiliation fees earned from our divisions;
     - due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009; and
     -   loss on disposal of assets in 2009.
     >>

     These factors were partially offset by:

     <<
     -   increased incentive compensation;
     - a $4 million stock-based compensation charge as a result of modifying option agreements with a departing executive and a related $9 million contract termination payment;
     -   increased stock-based compensation; and
     -   loss on disposal of assets.


     FUTURE CHANGES IN ACCOUNTING POLICIES
     -------------------------------------------------------------------------
     >>

     In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than for fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, we undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to us, as a Foreign Private Issuer in the United States, of filing our primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 51-102, ''Continuous Disclosure Obligations''.
     In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.
     As a result of this analysis, we have determined that we will adopt U.S. GAAP as our primary basis of financial reporting with our first reporting period beginning after January 1, 2011. The adoption of U.S. GAAP is not anticipated to have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 26 of our 2009 consolidated financial statements.

     <<
     COMMITMENTS AND CONTINGENCIES
     -------------------------------------------------------------------------
     >>

     From time to time, we may be contingently liable for litigation and other claims.
     Refer to note 24 of our 2009 audited consolidated financial statements, which describes these claims.

     <<
     CONTROLS AND PROCEDURES
     -------------------------------------------------------------------------
     >>

     There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     <<
     FORWARD-LOOKING STATEMENTS
     -------------------------------------------------------------------------
     >>

     The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: future purchases of our Common Shares pursuant to our normal course issuer bid and any resultant offsetting of dilution; expected North American, European and global light vehicle production; implementation of our strategy, including through organic growth and targeted acquisitions; and renewal of our current credit facility. The forward-looking information in this Press Release is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; a significant decline in production volumes from current levels and sales levels which are below forecast levels; the inability of suppliers to timely accommodate significant, rapid increases in production volumes; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; our ability to secure sufficient amounts of capital to meet our liquidity requirements on favourable terms, disruptions in the capital and credit markets; the deteriorating economic condition of several European governments and the potential adverse effect on the global economy; fluctuations in relative currency values; exposure to escalating commodities prices; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks associated with our pursuit of opportunities in complementary "non-automotive" businesses; risks associated with our partnership, Magna E-Car Systems, with the Stronach group to continue to pursue opportunities in the vehicle electrification business; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings, including, without limitation, factors set out in our Management Information Circular/Proxy Statement, dated May 31, 2010 under the heading "Risks Relating to the Vehicle Electrification Joint Venture" and "Risks to Magna of the E-Car Business". In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

     <<
     MAGNA INTERNATIONAL INC.
     CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited)
     (U.S. dollars in millions, except per share figures)

                                     Three months ended       Year ended
                                        December 31,          December 31,
                                   --------------------- ---------------------
                              Note      2010       2009       2010       2009
     -------------------------------------------------------------------------

     Sales                          $  6,598   $  5,419   $ 24,102   $ 17,367
     -------------------------------------------------------------------------

     Costs and expenses
       Cost of goods sold        3     5,832      4,844     20,924     15,697
       Depreciation and
        amortization                     171        201        661        737
       Selling, general and
        administrative         3,9       364        398      1,340      1,261
       Interest (income)
        expense, net                      (4)        (1)       (10)         7
       Equity income                     (10)        (6)       (33)        (7)
       Impairment charges        3        23        108         23        183
     -------------------------------------------------------------------------
     Income (loss) from
      operations before
      income taxes and
      minority interest                  222       (125)     1,197       (511)
     Income taxes                         17         14        236        (18)
     Minority interest           2       (11)         -        (12)         -
     -------------------------------------------------------------------------
     Net income (loss)                   216       (139)       973       (493)
     Other comprehensive
      income (loss):            12
       Net unrealized gains on
        translation of net
        investment in foreign
        operations                        10         53         18        407
       Repurchase of shares     10        (3)         -         (3)         -
       Net unrealized gains
        on cash flow hedges               16          9         81         41
       Reclassifications of
        net (gains) losses on
        cash flow hedges to
        net income (loss)                 (8)         8        (28)        59
       Net unrealized gains on
        available-for-sale
        investments                        3          -         11          -
     -------------------------------------------------------------------------
     Comprehensive income (loss)    $    234   $    (69)  $  1,052   $     14
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings (loss) per Common
      Share or Class B Share
      (restated - see note 1):
       Basic                        $   0.90   $  (0.62)  $   4.23   $  (2.21)
       Diluted                      $   0.88   $  (0.62)  $   4.18   $  (2.21)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Cash dividends paid per
      Common Share or Class B
      Share (restated)              $   0.18   $      -   $   0.42   $   0.09
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Average number of Common
      Shares and Class B Shares
      outstanding during the
      period (in millions)
      (restated):
       Basic                           241.1      223.6      230.0      223.6
       Diluted                         245.4      223.6      233.0      223.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------



     CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
     (Unaudited)
     (U.S. dollars in millions)

                                      Three months ended       Year ended
                                        December 31,          December 31,
                                   --------------------- ---------------------
                              Note      2010       2009       2010       2009
     -------------------------------------------------------------------------

     Retained earnings, beginning
      of period                     $  2,566   $  2,982   $  2,843   $  3,357
     Net income (loss)                   216       (139)       973       (493)
     Dividends on Common Shares and
      Class B Shares                     (44)         -       (102)       (21)
     Repurchase of Class B
      Shares                     2         -          -       (976)         -
     Repurchase of Common
      Shares                    10       (13)         -        (13)         -
     -------------------------------------------------------------------------
     Retained earnings, end of
      period                        $  2,725   $  2,843   $  2,725   $  2,843
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            See accompanying notes



     MAGNA INTERNATIONAL INC.
     CONSOLIDATED STATEMENTS OF CASH FLOWS
     (Unaudited)
     (U.S. dollars in millions)

                                      Three months ended       Year ended
                                        December 31,          December 31,
                                   --------------------- ---------------------
                              Note      2010       2009       2010       2009
     -------------------------------------------------------------------------

     Cash provided from (used for):

     OPERATING ACTIVITIES
     Net income (loss)              $    216   $   (139)  $    973   $   (493)
     Items not involving current
      cash flows                 4       199        406        722      1,114
     -------------------------------------------------------------------------
                                         415        267      1,695        621
     Changes in non-cash
      operating assets and
      liabilities                4       499        247        177        (94)
     -------------------------------------------------------------------------
     Cash provided from
      operating activities               914        514      1,872        527
     -------------------------------------------------------------------------

     INVESTMENT ACTIVITIES
     Fixed asset additions              (305)      (230)      (784)      (629)
     Purchase of subsidiaries    5       (98)         -       (106)       (50)
     Increase in investments
      and other assets           6       (42)       (29)      (141)      (227)
     Proceeds from disposition            42         13        287         30
     -------------------------------------------------------------------------
     Cash used for investing
      activities                        (403)      (246)      (744)      (876)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Decrease in bank
      indebtedness                       (22)      (256)        (4)      (853)
     Repayments of debt                    -       (127)       (67)      (296)
     Issues of debt                       17          -         22          5
     Repurchase of Class B
      Shares                     2         -          -       (300)         -
     Issue of general
      partnership units by
      subsidiary                 2         -          -         80          -
     Issues of Common Shares              38          1         49          2
     Repurchase of Common
      Shares                    10       (23)         -        (23)         -
     Settlement of stock
      options                    9        (8)         -        (12)         -
     Settlement of stock
      appreciation rights        9         -          -          -         (1)
     Dividends                           (42)         -       (100)       (21)
     -------------------------------------------------------------------------
     Cash used for financing
      activities                         (40)      (382)      (355)    (1,164)
     -------------------------------------------------------------------------

     Effect of exchange rate
      changes on cash and
      cash equivalents                   (21)        39         (2)        90
     -------------------------------------------------------------------------

     Net increase (decrease) in
      cash and cash equivalents
      during the period                  450        (75)       771     (1,423)
     Cash and cash equivalents,
      beginning of period              1,655      1,409      1,334      2,757
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                 $  2,105   $  1,334   $  2,105   $  1,334
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            See accompanying notes



     MAGNA INTERNATIONAL INC.
     CONSOLIDATED BALANCE SHEETS
     (Unaudited)
     (U.S. dollars in millions)

                                                          As at         As at
                                                    December 31,  December 31,
                                               Note        2010          2009
     -------------------------------------------------------------------------

     ASSETS
     Current assets
     Cash and cash equivalents                    4    $  2,105      $  1,334
     Accounts receivable                                  3,645         3,062
     Inventories                                          1,896         1,721
     Income taxes receivable                                  -            50
     Prepaid expenses and other                             168           136
     -------------------------------------------------------------------------
                                                          7,814         6,303

     Investments                                 14         277           238
     Fixed assets, net                                    3,889         3,811
     Goodwill                                   3,5       1,188         1,132
     Future tax assets                                      150           168
     Other assets                                 6         580           651
     -------------------------------------------------------------------------
                                                       $ 13,898      $ 12,303
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
     Bank indebtedness                                 $     26      $     48
     Accounts payable                                     3,586         3,001
     Accrued salaries and wages                             462           372
     Other accrued liabilities                    7         909           862
     Income taxes payable                                   192             -
     Long-term debt due within one year                      25            16
     -------------------------------------------------------------------------
                                                          5,200         4,299

     Deferred revenue                                        15            19
     Long-term debt                                          46           115
     Other long-term liabilities                  8         367           369
     Future tax liabilities                                 131           141
     -------------------------------------------------------------------------
                                                          5,759         4,943
     -------------------------------------------------------------------------

     Minority interest                            2          74             -
     -------------------------------------------------------------------------

     Shareholders' equity
     Capital stock                            2, 10
       Common Shares
       (issued: 242,564,616; December 31,
        2009 - 223,866,062 (restated))                    4,335         3,613
       Class B Shares
        (issued: nil; December 31, 2009 -
        1,453,658 (restated))                                 -             -
     Contributed surplus                         11          85            63
     Retained earnings                                    2,725         2,843
     Accumulated other comprehensive income      12         920           841
     -------------------------------------------------------------------------
                                                          8,065         7,360
     -------------------------------------------------------------------------
                                                       $ 13,898      $ 12,303
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            See accompanying notes



     MAGNA INTERNATIONAL INC.
     NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
     (Unaudited)
     (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
     -------------------------------------------------------------------------

     1.  SIGNIFICANT ACCOUNTING POLICIES

         Basis of presentation

         The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and notes included in the Company's 2009 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2009 annual consolidated financial statements.

         In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2010 and the results of operations and cash flows for the three-months and years ended December 31, 2010 and 2009.

         Stock Split

         On November 24, 2010, the Company completed a two-for-one stock split, which was implemented by way of a stock dividend, whereby shareholders received an additional Common Share for each Common Share held. All equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

         Accordingly, all of the Company's issued and outstanding Class A Subordinate Voting, Common and Class B shares, including those issued in relation to the Arrangement (note 2), incentive stock options, and stock appreciation rights ("SARs") have been restated for all periods presented to reflect the stock split. In addition, earnings
         (loss) per Common Share or Class B Share, Cash dividends paid per Common Share or Class B Share, weighted average exercise price for stock options and the weighted average fair value of options granted or modified have been restated for all periods presented to reflect the stock split.

         Seasonality

         Our businesses are generally not seasonal. However, our sales and profits are closely related to our automotive customers' vehicle production schedules. Our largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of our customers in Europe typically shutdown vehicle production during portions of August and one week in December.

     2.  PLAN OF ARRANGEMENT

         On August 31, 2010, following approval by the Class A Subordinate Voting and Class B Shareholders, the Company completed a court-approved plan of arrangement (the "Arrangement") in which the Company's dual-class share structure was collapsed. In addition, the transaction: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with its Chairman, Frank Stronach and his affiliated entities; and (ii) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

         (a) Capital Transaction

             The Company purchased for cancellation all 1,453,658 outstanding Class B Shares (restated to reflect the stock split), which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares (restated to reflect the stock split). The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010. The costs related to the Arrangement were $10 million, net of tax.

             In addition, Magna's Articles were amended to remove the Class
             B Shares from the authorized capital and to make non-substantive consequential changes, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

         (b) Vehicle Electrification Partnership

             The partnership, Magna E-Car Systems ("E-Car"), involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid and electric vehicles and all ancillary activities in connection with electric vehicle technologies. Magna's original investment in the partnership included the assets of the Company's recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% equity interest in the partnership, reducing Magna's equity interest to 73%. The partnership is controlled by the Stronach group.

         The impact of the Arrangement on the August 31, 2010 consolidated balance sheet was as follows (restated to reflect the stock split):

                                     Class A              Stronach
                                 Subordinate    Class B      Group
                                Voting Share      Share Investment        Net
                                    Issuance Repurchase   in E-Car     Impact
         ---------------------------------------------------------------------

         Number of shares issued
          (repurchased)           18,000,000 (1,453,658)         - 16,546,342

         Cash received (paid)            (10)      (300)        80       (230)
         ---------------------------------------------------------------------

         Increase in minority
          interest                         -          -         80         80
         ---------------------------------------------------------------------

         Increase in capital stock       666          -          -        666
         Decrease in retained
          earnings                      (676)      (300)         -       (976)
         ---------------------------------------------------------------------
         Decrease in shareholders'
          equity                         (10)      (300)         -       (310)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------


     3.  RESTRUCTURING AND IMPAIRMENT CHARGES

         For the years ended December 31, 2010 and 2009, the Company recorded impairment charges as follows:


                                                   2010              2009
                                          ----------------- -----------------
                                            Operat-           Operat-
                                               ing      Net      ing      Net
                                            Income   Income   Income   Income
         ---------------------------------------------------------------------
         Fourth Quarter
           North America                   $     7  $     5  $    38  $    36
           Europe                               16       16       70       70
         ---------------------------------------------------------------------
         Total fourth quarter impairment
          charges                               23       21      108      106
         ---------------------------------------------------------------------
         Second Quarter
           North America                         -        -       75       75
         ---------------------------------------------------------------------
         Total second quarter impairment
          charges                                -        -       75       75
         ---------------------------------------------------------------------
         Total full year impairment
          charges                          $    23  $    21  $   183  $   181
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         (a) North America

         For the year ended December 31, 2010

         During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $7 million ($5 million after tax) related to a die casting facility in Canada. In addition, the Company recorded restructuring and rationalization costs of $8 million
         ($6 million after tax) in costs of goods sold related to the planned closure of a powertrain systems facility the United States.

         During the second quarter of 2010, the Company recorded restructuring and rationalization costs of $21 million ($18 million after tax) in costs of goods sold and $3 million ($3 million after tax) in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in the United States, substantially all of which will be paid subsequent to 2010.

         For the year ended December 31, 2009

         In conjunction with its annual business planning cycle, during the fourth quarter of 2009 the Company determined that its Car Top Systems ("CTS") North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout the Company's business planning period. Based on the reporting unit's discounted forecast cashflows, the Company recorded a $25 million goodwill impairment charge.

         In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

         The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if it had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

         During the fourth quarter of 2009, the Company recorded long-lived asset impairment charges of $13 million ($11 million after tax) related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

         During the second quarter of 2009, the Company recorded restructuring costs of $6 million in cost of goods sold ($6 million after tax) related to the planned closure of a powertrain facility in Syracuse, New York, substantially all of which remains to be paid subsequent to 2010.

         (b) Europe

         For the year ended December 31, 2010

         During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $16 million ($16 million after tax) related to an interiors systems facility in Germany.

         For the year ended December 31, 2009

         During 2009, the Company recorded long-lived assets impairment charges of $70 million ($70 million after tax) related to its CTS and exterior systems operations in Germany.

         At the Company's CTS operations, long-lived asset impairment charges of $59 million ($59 million after tax) were recorded related to fixed and intangible assets. The impairment charge was calculated based on the CTS' discounted forecast cashflows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout the Company's business planning period.

         At its exteriors operations, the Company recorded an $11 million ($11 million after tax) asset impairment charge related to specific under-utilized assets in Germany.

         During 2009, the Company recorded restructuring and rationalization costs of $17 million in cost of goods sold and $3 million in selling, general and administrative expense ($20 million after tax). The charges consist primarily of severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany.

     4.  DETAILS OF CASH FROM OPERATING ACTIVITIES

         (a) Cash and cash equivalents:

                                                            December December
                                                            31, 2010 31, 2009
             -----------------------------------------------------------------
             Bank term deposits, bankers acceptances and
              government paper                               $ 1,565  $   852
             Cash                                                309      409
             Cash in joint ventures and partnerships             231       73
             -----------------------------------------------------------------
                                                             $ 2,105  $ 1,334
             -----------------------------------------------------------------
             -----------------------------------------------------------------


         (b) Items not involving current cash flows:

                                              Three months
                                                 ended           Year ended
                                              December 31,      December 31,
                                             ---------------- ----------------
                                              2010     2009     2010     2009
             -----------------------------------------------------------------

             Depreciation and amortization $   171  $   201  $   661  $   737
             Long-lived assets impairments
              (note 3)                          23      108       23      183
             Other non-cash charges             22       14        7       61
             Amortization of other assets
              included in cost of goods sold    14       13       69       83
             Amortization of employee wage
              buydown (note 6)                   5        9       19       27
             Future income taxes and
              non-cash portion of current
              taxes                            (15)      67      (12)      56
             Curtailment Gain (note 8)           -        -        -      (26)
             Equity income                     (10)      (6)     (33)      (7)
             Minority interest                 (11)       -      (12)       -
             -----------------------------------------------------------------
                                           $   199  $   406  $   722  $ 1,114
             -----------------------------------------------------------------
             -----------------------------------------------------------------

         (c) Changes in non-cash operating assets and liabilities:

                                              Three months
                                                 ended           Year ended
                                              December 31,      December 31,
                                             ---------------- ----------------
                                              2010     2009     2010     2009
             -----------------------------------------------------------------

             Accounts receivable           $   580  $   279  $  (611) $   (40)
             Inventories                       135      102     (178)      17
             Prepaid expenses and other         11       22      (10)       6
             Accounts payable                 (142)      31      579      241
             Accrued salaries and wages        (47)     (76)      97      (92)
             Other accrued liabilities         (75)     (63)      83     (108)
             Income taxes payable (receivable)  37      (46)     221     (104)
             Deferred revenue                    -       (2)      (4)     (14)
             -----------------------------------------------------------------
                                           $   499  $   247  $   177  $   (94)
             -----------------------------------------------------------------
             -----------------------------------------------------------------

     5.  ACQUISITIONS

         In December 2010, Magna completed the following acquisitions:

         (a) Resil Minas, a supplier of seat frames and stampings. The acquired business is primarily located in Brazil with sales to various customers, including Fiat, Ford, General Motors, Volkswagen, IVECO and PSA.

         (b) Pabsa S.A., a supplier of complete seats, foam products, trim covers and seat structures. The acquired business has three production facilities in Argentina.

         (c) Erhard & Soehne GmbH, a manufacturer of fuel tanks for commercial vehicles and other specialty tanks. The acquired business is located in Germany and has sales to various customers including MAN, Daimler and Scania.

         The total consideration for these acquisitions and certain other acquisitions was $120 million, consisting of $106 million paid in cash (net of cash acquired) and $14 million of assumed debt.

         The net effect of the acquisitions on the Company's 2010 consolidated balance sheet was a decrease in non-cash working capital of $45 million, and increases in fixed assets of $69 million, goodwill of $68 million, future tax assets of $4 million, other assets of $40 million, other long-term liabilities of $5 million, future tax liabilities of $8 million and minority interest of $3 million.

         The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

     6.  OTHER ASSETS

         Other assets consist of:

                                                            December December
                                                            31, 2010 31, 2009
         ---------------------------------------------------------------------

         Preproduction costs related to long-term supply
          agreements with contractual guarantee for
          reimbursement                                      $   329  $   433
         Long-term receivables                                    77       50
         Patents and licences, net                                34       20
         Employee wage buydown, net                                6       25
         Other, net                                              134      123
         ---------------------------------------------------------------------
                                                             $   580  $   651
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     7.  Warranty

         The following is a continuity of the Company's warranty accruals:

                                                                2010     2009
         ---------------------------------------------------------------------

         Balance, beginning of period                        $    75  $    75
         Expense, net                                             10        5
         Settlements                                              (4)     (10)
         Foreign exchange and other                               (2)      (2)
         ---------------------------------------------------------------------
         Balance, March 31,                                       79       68
         Expense (income), net                                    11       (1)
         Settlements                                             (19)      (6)
         Foreign exchange and other                               (4)       4
         ---------------------------------------------------------------------
         Balance, June 30,                                        67       65
         (Income) expense, net                                    (2)       7
         Settlements                                              (4)     (10)
         Foreign exchange and other                                5        1
         ---------------------------------------------------------------------
         Balance, September 30,                                   66       63
         Expense, net                                             14       20
         Settlements                                             (10)      (9)
         Foreign exchange and other                               (1)       1
         ---------------------------------------------------------------------
         Balance, December 31,                               $    69  $    75
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     8.  EMPLOYEE FUTURE BENEFIT PLANS

         The Company recorded employee future benefit expenses as follows:

                                              Three months
                                                  ended          Year ended
                                              December 31,      December 31,
                                             ----------------  ---------------
                                              2010     2009     2010     2009
         ---------------------------------------------------------------------

         Defined benefit pension plans
          and other                        $    12  $     3  $    22  $    13
         Termination and long service
          arrangements                           8        1       25       26
         Retirement medical benefits
          plans (a)                              1       (2)       1      (20)
         ---------------------------------------------------------------------
                                           $    21  $     2  $    48  $    19
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         (a) During the three months ended June 30, 2009, the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the three-month period ended June 30, 2009.

     9.  STOCK-BASED COMPENSATION

         (a) Incentive Stock Option Plan

             The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers) and has been restated to reflect the effect of the Stock Split (note 1):


                                  2010                          2009
                   ----------------------------- -----------------------------
                   Options outstanding           Options outstanding
                   -------------------           -------------------
                                      Number of                     Number of
                      Number            options     Number            options
                          of Exercise   exercis-        of Exercise   exercis-
                     options price(i)      able    options price(i)      able
     -------------------------------------------------------------------------
     Beginning of
      period       7,150,544   34.26  4,988,544  5,492,290   41.01  5,448,290
     Granted       5,050,000   30.00          -  2,150,000   16.55          -
     Exercised      (408,924)  22.52   (408,924)         -       -          -
     Cancelled       (51,000)  36.64    (51,000)    (2,170)  34.28     (2,170)
     Vested                -       -    716,666          -       -      4,000
     -------------------------------------------------------------------------
     March 31     11,740,620   32.83  5,245,286  7,640,120   34.13  5,450,120
     Granted          70,000   35.98          -          -       -          -
     Exercised       (97,180)  25.86    (97,180)         -       -          -
     Cancelled       (13,812)  43.72    (13,812)   (28,718)  39.58     (8,718)
     Vested                -       -      2,000          -       -      2,000
     -------------------------------------------------------------------------
     June 30      11,699,628   32.89  5,136,294  7,611,402   34.10  5,443,402
     Exercised       (53,968)  28.13    (53,968)   (60,578)  31.51    (60,578)
     Cancelled(ii)  (243,000)  26.57   (243,000)  (332,822)  31.51   (332,822)
     Vested                -       -      2,000          -       -      2,000
     -------------------------------------------------------------------------
     September 30 11,402,660   33.04  4,841,326  7,218,002   34.25  5,052,002
     Granted       1,221,000   50.66          -          -       -          -
     Exercised      (944,544)  40.63   (944,544)   (33,000)  31.51    (33,000)
     Cancelled(ii)  (536,666)  35.36   (536,666)   (34,458)  34.37    (34,458)
     Vested                -       -      2,000          -       -      4,000
     -------------------------------------------------------------------------
     December 31  11,142,450   34.22  3,362,116  7,150,544   34.26  4,988,544
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

     (ii) On November 8, 2010, options to acquire 386,666 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $8 million and was charged to contributed surplus (note 11).

            On August 19, 2010, options to acquire 243,000 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $4 million and was charged to contributed surplus (note 11).

            On August 12, 2009, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted SARs to certain executives in respect of 383,400 previously granted and unexercised stock options.

            On August 14, 2009, 332,822 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options.

         The weighted average assumptions used in measuring the fair value of stock options granted and/or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                              Three months
                                                  ended          Year ended
                                              December 31,      December 31,
                                             ---------------- ----------------
                                              2010     2009     2010     2009
             -----------------------------------------------------------------

             Risk free interest rate         2.24%        -    2.26%    1.66%
             Expected dividend yield         2.00%        -    2.00%    2.05%
             Expected volatility               35%        -      35%      31%
             Expected time until exercise  4 years        -  4 years  4 years
             -----------------------------------------------------------------
             Weighted average fair value
              of options granted or
              modified in period (Cdn$)
              (restated)                   $ 12.46      $ -  $ 10.00   $ 3.60
             -----------------------------------------------------------------

             During 2010, option agreements with three departing employees were modified resulting in a charge to compensation expense in the third and fourth quarters of 2010 of $16 million and $4 million, respectively. This charge represents the fair value of the options at the date of modification net of originally measured compensation cost which has been reversed.

             Compensation expense recorded in selling, general and administrative expenses during the three months and year ended December 31, 2010 was $10 million (2009 - $2 million), and
             $43 million (2009 - $4 million), respectively.

         (b) Long-term retention program

             Information about the Company's long-term retention program is as follows (number of shares in table below are expressed in whole numbers) and has been restated to reflect the effect of the Stock Split (note 1):

                                                               December 31,
                                                        ----------------------
                                                             2010        2009
             -----------------------------------------------------------------

             Common Shares awarded and not released     1,182,736   1,371,978
             -----------------------------------------------------------------

             Reduction in stated value of Common Shares $      39   $      45
             -----------------------------------------------------------------

             Unamortized compensation expense recorded
              as a reduction of shareholder's equity    $      23   $      30
             -----------------------------------------------------------------

             Compensation expense recorded in selling, general and administrative expenses during the three months and year ended December 31, 2010 was $2 million (2009 - $2 million), and
             $7 million (2009 - $8 million), respectively.


     10. CAPITAL STOCK

         (a) In accordance with the Arrangement, Magna's Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

         (b) Changes in Capital Stock for the three months and year ended December 31, 2010 consist of the following (numbers of shares in the following table are expressed in whole numbers) and has been restated to reflect the effect of the Stock Split (note 1):

                                          Common                 Class B
                                  --------------------- ----------------------
                                    Number of   Stated    Number of    Stated
                                       shares    value       shares     value
             -----------------------------------------------------------------

             Issued and
              outstanding at
              December 31, 2009   223,866,062  $ 3,613    1,453,658  $      -
             Release of restricted
              stock                         -        6
             Repurchase and
              cancellation           (200,000)       -
             Issued under the
              Incentive Stock
              Option Plan             408,924        8
             -----------------------------------------------------------------
             Issued and
              outstanding
              at March 31, 2010   224,074,986    3,627    1,453,658         -
             Issued under the
              Incentive Stock
              Option Plan              97,180        3
             Issued under the
              Dividend Reinvestment
              Plan                      4,040        -
             -----------------------------------------------------------------
             Issued and
              outstanding at
              June 30, 2010       224,176,206    3,630    1,453,658         -
             Repurchase and
              cancellation under
              the Arrangement
              (note 2)                      -        -   (1,453,658)        -
             Issued under the
              Arrangement (note 2) 18,000,000      676
             Costs of the
              Arrangement (note 2)                 (13)
             Issued under the
              Incentive Stock
              Option Plan              53,968        2
             Issued under the
              Dividend Reinvestment
              Plan                     14,772        1
             -----------------------------------------------------------------
             Issued and
              outstanding at
              September 30, 2010  242,244,946    4,296            -         -
             Costs of the
              Arrangement (note 2)          -        3
             Repurchase and
              cancellation (i)       (644,520)     (11)
             Issued under the
              Incentive Stock
              Option Plan             944,544       46
             Issued under the
              Dividend Reinvestment
              Plan                     19,646        1
             -----------------------------------------------------------------
             Issued and
              outstanding at
              December 31, 2010   242,564,616  $ 4,335            -  $      -
             -----------------------------------------------------------------
             -----------------------------------------------------------------

             (i) On November 9, 2010, the Toronto Stock Exchange (TSX) accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 8 million Magna Common Shares (the "Bid"), representing 3.3% of the Company's issued and outstanding Common Shares. The Bid commenced on November 11, 2010 and will terminate no later than November 10, 2011. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

                  During the three months ended December 31, 2010, the Company purchased for cancellation 453,500 Common Shares under a normal course issuer bid for cash consideration of $23 million. The excess of cash paid over the book value of the Common Shares repurchased of $13 million was charged to retained earnings.

         (c) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 23, 2011 were exercised or converted:

             Common Shares                                        243,478,976
             Stock options (i)                                     10,228,090
             -----------------------------------------------------------------
                                                                  253,707,066
             -----------------------------------------------------------------
             -----------------------------------------------------------------

             (i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

     11. CONTRIBUTED SURPLUS

         Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Common Shares and accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

                                                                2010     2009
         ---------------------------------------------------------------------

         Balance, beginning of period                        $    63  $    67
           Stock-based compensation expense                        5        2
           Release of restricted stock                            (6)      (6)
           Stock options exercised                                (1)       -
         ---------------------------------------------------------------------
           Balance, March 31,                                     61       63
           Stock-based compensation expense                        8        3
           Stock options exercised                                (1)       -
         ---------------------------------------------------------------------
           Balance, June 30,                                      68       66
           Stock-based compensation expense (note 9)              25        3
           In-the-money value of surrendered options (note 9)     (4)       -
           Exercise of stock appreciation rights                   -       (1)
         ---------------------------------------------------------------------
           Balance, September 30,                                 89       68
           Stock-based compensation expense (note 9)              13        2
           In-the-money value of surrendered options (note 9)     (8)       -
           Stock options exercised                                (9)       -
           Redemption of restricted stock units                    -       (7)
         ---------------------------------------------------------------------
         Balance, December 31                                $    85  $    63
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

     12. ACCUMULATED OTHER COMPREHENSIVE INCOME

         The following is a continuity schedule of accumulated other comprehensive income:

                                                                2010     2009
         ---------------------------------------------------------------------

         Accumulated net unrealized gains on translation of
          net investment in foreign operations
           Balance, beginning of period                      $   854  $   447
           Net unrealized gains (losses) on translation of
            net investment in foreign operations                  17     (135)
         ---------------------------------------------------------------------
           Balance, March 31                                     871      312
           Net unrealized (losses) gains on translation of
            net investment in foreign operations                (299)     228
         ---------------------------------------------------------------------
           Balance, June 30                                      572      540
           Net unrealized gains on translation of net
            investment in foreign operations                     290      261
         ---------------------------------------------------------------------
           Balance, September 30                                 862      801
           Repurchase of shares                                   (3)       -
           Net unrealized gains on translation of net
            investment in foreign operations                      10       53
         ---------------------------------------------------------------------
           Balance, December 31                                  869      854
         ---------------------------------------------------------------------

         Accumulated net unrealized gains (losses) on cash
          flow hedges (i)
           Balance, beginning of period                          (13)    (113)
           Net unrealized gains on cash flow hedges               59        4
           Reclassifications of net losses on cash flow
            hedges to net loss                                     -       34
         ---------------------------------------------------------------------
           Balance, March 31                                      46      (75)
           Net unrealized (losses) gains on cash flow hedges     (24)      41
           Reclassifications of net (gains) losses on cash
            flow hedges to net income (loss)                     (16)       9
         ---------------------------------------------------------------------
           Balance, June 30                                        6      (25)
           Net unrealized gains (losses) on cash flow hedges 30 (13) Reclassifications of net (gains) losses on cash
            flow hedges to net income                             (4)       8
         ---------------------------------------------------------------------
           Balance, September 30                                  32      (30)
           Net unrealized gains on cash flow hedges               16        9
           Reclassifications of net (gains) losses on cash
            flow hedges to net income                             (8)       8
         ---------------------------------------------------------------------
           Balance, December 31                                   40      (13)
         ---------------------------------------------------------------------

         Accumulated net unrealized gain on available-for-sale
          investments
           Balance, beginning of period                            -        -
           Net unrealized gain on investments                      8        -
         ---------------------------------------------------------------------
           Balance, September 30                                   8        -
           Net unrealized gain on investments                      3        -
         ---------------------------------------------------------------------
           Balance, December 31                                   11        -

         Total accumulated other comprehensive income        $   920  $   841
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         (i) The amount of income tax (expense) benefit that has been netted in the amounts above is as follows:

                                                                2010     2009
               ---------------------------------------------------------------

               Balance, beginning of period                  $    (2) $    48
               Net unrealized gains on cash flow hedges          (14)      (4)
               Reclassifications of net gains (losses) on
                cash flow hedges to net income (loss)              2      (15)
               ---------------------------------------------------------------
               Balance, March 31                                 (14)      29
               Net unrealized losses (gains) on cash flow
                hedges                                             9       (9)
               Reclassifications of net gains (losses) on
                cash flow hedges to net income (loss)              4       (3)
               ---------------------------------------------------------------
               Balance, June 30                                   (1)      17
               Net unrealized (gains) losses on cash flow hedges (13)       3
               Reclassifications of net gains (losses) on
                cash flow hedges to net income                     1       (4)
               ---------------------------------------------------------------
               Balance, September 30                             (13)      16
               Net unrealized gains on cash flow hedges           (5)     (17)
               Reclassifications of net gains (losses) on
                cash flow hedges to net income                     1       (1)
               ---------------------------------------------------------------
               Balance, December 31                          $   (17) $    (2)
               ---------------------------------------------------------------

         The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $35 million (net of income taxes of $10 million).

     13. CAPITAL DISCLOSURES

         The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

         The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt, minority interest and all components of shareholders' equity.

         The Company's capitalization and debt to total capitalization is as follows:

                                                            December December
                                                            31, 2010 31, 2009
         ---------------------------------------------------------------------

         Liabilities
           Bank indebtedness                                 $    26  $    48
           Long-term debt due within one year                     25       16
           Long-term debt                                         46      115
         ---------------------------------------------------------------------
                                                                  97      179
         Minority interest                                        74        -
         Shareholders' equity                                  8,065    7,360
         ---------------------------------------------------------------------
         Total capitalization                                $ 8,236  $ 7,539
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Debt to total capitalization                           1.2%     2.4%
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------


     14. FINANCIAL INSTRUMENTS

         (a) The Company's financial assets and financial liabilities consist of the following:

                                                            December December
                                                            31, 2010 31, 2009
             -----------------------------------------------------------------

             Held for trading
               Cash and cash equivalents                     $ 2,105  $ 1,334
               Investment in ABCP                                 84       85
             -----------------------------------------------------------------
                                                             $ 2,189  $ 1,419
             -----------------------------------------------------------------
             -----------------------------------------------------------------

             Held to maturity investments
               Severance investments                         $     5  $     7
             -----------------------------------------------------------------
             -----------------------------------------------------------------

             Available-for-sale investments
               Equity investments                            $    19  $     5
             -----------------------------------------------------------------
             -----------------------------------------------------------------

             Loans and receivables
               Accounts receivable                           $ 3,645  $ 3,062
               Long-term receivables included in other assets     77       50
             -----------------------------------------------------------------
                                                             $ 3,722  $ 3,112
             -----------------------------------------------------------------
             -----------------------------------------------------------------

             Other financial liabilities
               Bank indebtedness                             $    26  $    48
               Long-term debt (including portion due
                within one year)                                  71      131
               Accounts payable                                3,586    3,001
             -----------------------------------------------------------------
                                                             $ 3,683  $ 3,180
             -----------------------------------------------------------------
             -----------------------------------------------------------------

             Derivatives designated as effective hedges,
              measured at fair value
               Foreign currency contracts
                 Prepaid expenses                            $    58  $    49
                 Other assets                                     40       14
                 Other accrued liabilities                       (17)     (42)
                 Other long-term liabilities                     (13)     (29)
             -----------------------------------------------------------------
                                                                  68       (8)

             Natural gas contracts
               Other accrued liabilities                          (6)      (5)
               Other long-term liabilities                        (5)      (3)
             -----------------------------------------------------------------
                                                                 (11)      (8)
             -----------------------------------------------------------------
                                                             $    57  $   (16)
             -----------------------------------------------------------------
             -----------------------------------------------------------------

         (b) Fair value

             The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

             Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

             Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

             Investments

             At December 31, 2010, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$127 million (December 31, 2009 - Cdn$134 million). The carrying value and estimated fair value of this investment was Cdn$84 million (December 31, 2009 - Cdn$88 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

             At December 31, 2010, the Company held equity investments in publicly traded companies. The carrying value and fair value of these investments was $19 million, which was based on the closing share price of the investments on December 31, 2010.

             Term debt

             The Company's term debt includes $25 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

         (c) Credit risk

             The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, long-term receivables, held to maturity investments, and foreign exchange forward contracts with positive fair values.

             The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

             Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

             The Company is also exposed to credit risk from the potential default by any of its counterparties on its derivative instruments. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

             In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three months and year ended December 31, 2010, sales to the Company's six largest customers represented 85% and 81% of the Company's total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

         (d) Currency risk

             The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

             As at December 31, 2010, the net foreign exchange exposure was not material.

         (e) Interest rate risk

             The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

             In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

     15. SEGMENTED INFORMATION

         In conjunction with the completion of the Arrangement, the Company's E-Car Systems partnership is managed separately from the Company's other operations which continue to be segmented on a geographic basis between North America, Europe, and Rest of World. Consistent with the above, the Company's internal financial reporting has been revised to separately segment key internal operating performance measures between North America, Europe, Rest of World and E-Car Systems for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company. The Company's reporting to Magna's Corporate Executive Team, Board of Directors and shareholders has also been revised accordingly.


                                                         Three months ended
                                                          December 31, 2010
                                       ---------------------------------------
                                                                        Fixed
                                          Total  External              assets,
                                          sales     sales    EBIT(i)      net
         ---------------------------------------------------------------------

         North America
           Canada                       $ 1,381   $ 1,283                 652
           United States                  1,563     1,440                 667
           Mexico                           606       564                 367
           Eliminations                    (231)        -                   -
         ---------------------------------------------------------------------
                                          3,319     3,287   $   260     1,686
         Europe
           Euroland                       2,477     2,426                 999
           Great Britain                    213       213                  58
           Other European countries         361       334                 479
           Eliminations                     (36)        -                   -
         ---------------------------------------------------------------------
                                          3,015     2,973         4     1,536
         Rest of World                      344       319        16       239
         E-Car Systems                        8         7       (37)       76
         Corporate and Other                (88)       12       (25)      352
         ---------------------------------------------------------------------

         Total reportable segments      $ 6,598   $ 6,598   $   218     3,889
         Current assets                                                 7,814
         Investments, goodwill and
          other assets                                                  2,195
         ---------------------------------------------------------------------
         Consolidated total assets                                    $13,898
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

                                                         Three months ended
                                                          December 31, 2009
                                       ---------------------------------------
                                                                        Fixed
                                          Total  External              assets,
                                          sales     sales    EBIT(i)      net
         ---------------------------------------------------------------------

         North America
           Canada                       $ 1,165   $ 1,055             $   656
           United States                  1,213     1,130                 699
           Mexico                           414       387                 358
           Eliminations                    (177)        -                   -
         ---------------------------------------------------------------------
                                          2,615     2,572   $    93     1,713
         Europe
           Euroland                       2,078     2,031               1,067
           Great Britain                    231       231                  67
           Other European countries         375       336                 367
           Eliminations                     (57)        -                   -
         ---------------------------------------------------------------------
                                          2,627     2,598      (197)    1,501
         Rest of World                      253       238        18       186
         E-Car Systems                        6         5       (13)       20
         Corporate and Other                (82)        6       (27)      391
         ---------------------------------------------------------------------

         Total reportable segments      $ 5,419   $ 5,419   $  (126)    3,811
         Current assets                                                 6,303
         Investments, goodwill and
          other assets                                                  2,189
         ---------------------------------------------------------------------
         Consolidated total assets                                    $12,303
         ---------------------------------------------------------------------


                                                                 Year ended
                                                          December 31, 2010
                                       ---------------------------------------
                                                                        Fixed
                                          Total  External              assets,
                                          sales     sales    EBIT(i)      net
         ---------------------------------------------------------------------

         North America
           Canada                       $ 5,486   $ 5,053             $   652
           United States                  5,831     5,350                 667
           Mexico                         2,351     2,194                 367
           Eliminations                    (911)        -                   -
         ---------------------------------------------------------------------
                                         12,757    12,597   $ 1,085     1,686
         Europe
           Euroland                       8,389     8,219                 999
           Great Britain                    813       813                  58
           Other European countries       1,395     1,295                 479
           Eliminations                    (140)        -                   -
         ---------------------------------------------------------------------
                                         10,457    10,327       102     1,536
         Rest of World                    1,185     1,097        92       239
         E-Car Systems                       20        18       (89)       76
         Corporate and Other               (317)       63        (3)      352
         ---------------------------------------------------------------------
         Total reportable segments      $24,102   $24,102   $ 1,187     3,889
         Current assets                                                 7,814
         Investments, goodwill and
          other assets                                                  2,195
         ---------------------------------------------------------------------
         Consolidated total assets                                    $13,898
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------


                                                                 Year ended
                                                          December 31, 2009
                                       ---------------------------------------
                                                                        Fixed
                                          Total  External              assets,
                                          sales     sales    EBIT(i)      net
         ---------------------------------------------------------------------

         North America
           Canada                       $ 3,597   $ 3,231             $   656
           United States                  4,016     3,757                 699
           Mexico                         1,243     1,152                 358
           Eliminations                    (550)        -                   -
         ---------------------------------------------------------------------
                                          8,306     8,140   $   (72)    1,713
         Europe
           Euroland                       6,835     6,687               1,067
           Great Britain                    748       748                  67
           Other European countries       1,145     1,026                 367
           Eliminations                    (177)        -                   -
         ---------------------------------------------------------------------
                                          8,551     8,461      (394)    1,501
         Rest of World                      786       735        43       186
         E-Car Systems                       14        12       (41)       20
         Corporate and Other               (290)       19       (40)      391
         ---------------------------------------------------------------------
         Total reportable segments      $17,367   $17,367   $  (504)    3,811
         Current assets                                                 6,303
         Investments, goodwill and
          other assets                                                  2,189
         ---------------------------------------------------------------------
         Consolidated total assets                                    $12,303
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (i) EBIT represents operating income (loss) from operations before income taxes, minority interest and interest (income) expense, net.

     16. SUBSEQUENT EVENTS

         On February 8, 2011, the majority shareholder of a company in which Magna has a 40% equity interest exercised its option to purchase Magna's equity interest. During 2010, Magna recorded equity income of $23 million from this investment and as at December 31, 2010 the carrying value of Magna's 40% investment was $125 million. Proceeds from disposition are projected to exceed Magna's carrying value and closing of the transaction is expected to occur during the first half of 2011.

     17. COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
     >>



/For further information: Louis Tonelli, Vice-President, Investor Relations at 905-726-7035/